Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a translation of a Spanish language relevant fact filed by Gas Natural SDG, S.A. with the Comisión Nacional del Mercado de Valores (Spanish National Securities Exchange Commission) (CNMV) on May 5, 2006, relating to Gas Natural’s annual corporate governance report for the year 2005.

This is an English translation of a Spanish language report.

In case of discrepancies, the Spanish version will prevail.

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED PUBLIC LIMITED

COMPANIES

2005

ISSUER IDENTIFICATION DATA

TAX NO. A-08015497

Company name:

GAS NATURAL SDG, S.A.

Company address:

Avda. Portal de l’Angel, 22 – 08002 BARCELONA - SPAIN

A CAPITAL STRUCTURE

A.1.	Fill in the following table regarding the share capital of the Company:

Last date modified	Share capital (€)	Number of shares
30-04-99	447,776,028	447,776,028

If there are different types of shares, indicate accordingly in the following table:

Type	Number of shares	Face value
—	—	—

A.2.	Provide details of the direct and indirect owners of significant holdings in your company at year end, excluding Directors:

Tax No.	Name or company name of shareholder	Number of direct shares	Number of indirect shares (*)	% Total of share capital
G-58899998	Caixa d’Estalvis i Pensions de Barcelona (la Caixa)	—	148,041,587	33.062%
A-78374725	REPSOL-YPF, S.A.	108,497,349	29,627,960	30.847%
RCS Paris 542062559	Suez, S.A.	—	22,388,802	5.000%
G-08169815	Caixa d’Estalvis de Catalunya	13,550,000	—	3.026%

(*)	Via:

Tax No.	Name or company name of the direct holder of the stake	Number of direct shares	% of share capital
A-08663619	Caixa Holding S.A.U.	147,134,294	32.859%
A-58443078	Caixa de Barcelona Seguros de Vida, S.A., de Seguros y Reaseguros	907,293	0.203%
A-28047223	Repsol Petróleo, S.A.	22,060,960	4.927%
A-28138873	Repsol Exploración, S.A.	7,567,000	1.690%
A-28949469	Holding de Infraestructuras y Servicios Urbanos, S.A.	22,388,802	5.000%
	Total:	200,058,349	44.679%

Indicate the most significant changes in the shareholder structure occurred during the year:

A.3.	Fill in the following tables regarding the members of the Board of Directors who own shares in the Company.

Tax Number	Name or company name of Director	Date first appointed	Last date appointed	Number of direct shares	Number of indirect shares (*)	% of share capital
40824513L	Antonio Brufau Niubó	16-06-1989	14-04-2004	25,020	0	0.006%
37239997F	Enrique Alcántara-García Irazoqui	27-06-1991	14-04-2004	3,834	0	0.001%
36869530R	José Arcas Romeu	30-06-2005		415	0	0.000%
36484174X	José Luis Jové Vintró	20-04-2005		100	0	0.000%
37715336M	Carlos Kinder Espinosa	28-01-2005		100	0	0.000%
1485502R	Fernando Ramírez Mazarredo	20-04-2005		200	0	0.000%
36465659X	Miguel Valls Maseda	20-04-2005		200	0	0.000%
37094981Y	José Vilarasau Salat	14-04-2004		90	0	0.000%
37256524C	Rafael Villaseca Marco	20-04-2005		1,000	0	0.000%
G08169815	Caixa d’Estalvis de Catalunya	23-06-2003		13,550,000	0	3.026%

(*)	Via:

Tax No.	Name or company name of the direct holder of the stake	Number of direct shares

Total:

% Total of share capital owned by the Board of Directors	3.033%

Fill in the following tables regarding the members of the Company’s Board of Directors who own stock options in the Company:

Tax No.	Name or company name of Director	Number of direct stock options	Number of indirect stock options	Number of equivalent shares	% of share capital
	No Company stock options have been granted to Directors.	0	0	0	0.0000

A.4.	Indicate, if applicable, the family, commercial, contractual or corporate relations which could exist between the holders of significant shares, provided they are known by the Company, unless they are irrelevant or arise from normal trading activities:

Tax Numbers	Name or company names related	Type of relation	Brief outline

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	Commercial Contractual Corporate	At 31 December 2005 “la Caixa” had an indirect holding of 14.12% in REPSOL-YPF, S.A.

A-78374725	REPSOL-YPF, S.A.		Details of commercial, contractual or corporate relations between “la Caixa” and REPSOL-YPF, S.A. are provided in the information prepared by said Groups.

A.5.	Indicate, if applicable, the family, commercial, contractual or corporate relations which could exist between the holders of significant shares and the Company, unless they are irrelevant or arise from normal trading activities:

Tax Numbers	Name or company names related	Type of relation	Brief outline

G58899998	Caixa d’Estalvis i Pensions de Barcelona	Commercial	Normal trading operations.

A-78374725	REPSOL-YPF, S.A.	Commercial	Normal trading operations.

G-08169815	Caixa d’Estalvis de Catalunya	Commercial	Normal trading operations.

A.6.	Indicate the parallel agreements executed between shareholders of which the Company has been notified:

Tax Numbers	Parties to parallel shareholders agreements	% of share capital affected	Brief outline of agreement
G-58899998 A-78374725	Caixa d’Estalvis i Pensions de Barcelona y REPSOL-YPF, S.A.	33.062% 30.847%	Agreement of 11 January 2000, Novation of 16 May 2002 and Addenda of 16 December 2002 and 20 June 2003 to keep the parity between both shareholders in the Board of Directors and the Executive Committee.

Indicate, if applicable, the concerted actions of which the Company is aware existing between Company shareholders :

Tax Numbers	Parties to concerted action	% of share capital affected	Brief outline of concerted action

If any modification or cancellation of said agreements or concerted actions has taken place during the year, kindly indicate accordingly.

A.7.	Indicate if there is any individual person or legal entity who exercises or who might exercise control of the Company pursuant to article 4 of the Securities Market Act:

Tax No.	Name or company name

Observations

A.8.	Fill in the following tables concerning the Company’s bought-back stock:

At year end:

Number of direct shares	Number of indirect shares (*)	% of share capital

(*)	Via:

Tax No.	Name or company name of the direct holder of the stake	Number of direct shares

Total:

Provide details of the significant changes occurring during the year pursuant to Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect shares	% of share capital

Income obtained during year from bought-back stock operations	(in thousands of euros)

A.9.	Provide details of the terms and the term(s) of the authorisation(s) of the Board of Directors to carry out acquisitions or sales of bought-back stock outlined in section A.8.

The General Meeting of Shareholders of GAS NATURAL SDG, S.A., held on the first call on 20 April 2005, approved the following decisions in respect of point six of the Agenda:

Proposed decisions:

Six a). Cancel the authorisation granted to the Board of Directors by the General Meeting held on 14 April 2004 to acquire Company shares for good and valuable consideration.

Six b). Authorise the Board of Directors to acquire, on a payment basis, and within a term of no longer than eighteen months, on one or more occasions, up to a maximum of 5% of share capital, Company shares which are completely paid in provided that the aforesaid percentage between the shares acquired by the Company and those held by the subsidiaries is never exceeded. The minimum and maximum acquisition price shall be the share price in the Continuous Market of the Spanish Securities Markets, with an upward or downward variation of 5%. If the shares were not listed the maximum and minimum acquisition price shall be established at between one and a half times and twice the book value of the shares, as per the latest audited consolidated balance sheet. The Board of Directors is authorised to delegate this authorisation to the person or persons it deems pertinent. This authorisation is understood to apply also to the acquisition of Company shares by subsidiaries.

A.10.	Indicate, if applicable, the legal restrictions and restrictions in the Articles of Incorporation regarding the use of voting rights, and legal restrictions on the acquisition or sale of holdings in the share capital.

The Articles of Incorporation of GAS NATURAL SDG, S.A. contains no provision granting special rights to certain shareholders. There are no restrictions on the voting rights of the shares nor on the rights for the acquisition or sales of same.

B STRUCTURE OF THE MANAGEMENT OF THE COMPANY

B.1	Board of Directors

B.1.1.	Indicate the maximum and minimum number of Directors stipulated in the Articles of Incorporation:

Maximum number of Directors	20
Minimum number of Directors	10

B.1.2.	Fill in the following table with the members of the Board of Directors:

Tax No.	Name or company name of Director	Representative	Position in Board	Date first appointed	Last date appointed	Election procedure
37175025-X	Salvador Gabarró Serra		Chairman	23-06-2003		General Meeting of Shareholders

40824513-L	Antonio Brufau Niubó		Deputy Chairman	16-06-1989	14-04-2004	General Meeting of Shareholders

37256524-C	Rafael Villaseca Marco		Chief Executive Officer	20-04-2005		General Meeting of Shareholders

37239997-F	Enrique Alcántara-García Irazoqui		Director	27-06-1991	14-04-2004	General Meeting of Shareholders

36869530-R	José Arcas Romeu		Director	30-06-2005		Board of Directors. Cooption

50525457-T	Santiago Cobo Cobo		Director	16-12-2002	20-04-2005	General Meeting of Shareholders

786139-E	Nemesio Fernandez-Cuesta Luca de Tena		Director	20-04-2005		General Meeting of Shareholders

36484174-X	José Luis Jové Vintró		Director	20-04-2005		General Meeting of Shareholders

37715336-M	Carlos Kinder Espinosa		Director	20-04-2005		General Meeting of Shareholders

15920332-P	Emiliano López Achurra		Director	23-06-2003		General Meeting of Shareholders

46321815-E	Carlos Losada Marrodán		Director	16-12-2002	20-04-2005	General Meeting of Shareholders

1485502-R	Fernando Ramírez Mazarredo		Director	20-04-2005		General Meeting of Shareholders

13659549-X	Guzmán Solana Gómez		Director	20-04-2005		General Meeting of Shareholders

36465659-X	Miguel Valls Maseda		Director	20-04-2005		General Meeting of Shareholders

2489180-M	Jaime Vega de Seoane Azpilicueta		Director	20-04-2005		General Meeting of Shareholders

37094981-I	Josep Vilarasau Salat		Director	14-04-2004		General Meeting of Shareholders

G-08169815	Caixa d’Estalvis de Catalunya	Josep Maria Loza Xuriach	Director	23-06-2003		General Meeting of Shareholders

Total number of Directors	17

Indicate the replacements occurring in the Board of Directors during the period:

Tax No.	Name or company name of Director	Replacement date
36210822-J	Leopoldo Rodés Castañé	30-06-2005

B.1.3.	Complete the following tables regarding the members of the Board of Directors and their different statuses:

EXECUTIVE DIRECTORS

Tax No.	Name or company name of Director	Committee which proposed appointment	Position in the Company’s management structure
37175025X	Salvador Gabarró Serra	Appointments and Remuneration Committee	Chairman

37256524C	Rafael Villaseca Marco	Appointments and Remuneration Committee	Chief Executive Officer

13659549X	Guzmán Solana Gómez	Appointments and Remuneration Committee	Director

EXTERNAL PROPRIETARY DIRECTORS

Tax No.	Name or company name of Director	Committee which proposed appointment	Name or title of significant shareholder he represents or who proposed appointment	Tax No. significant shareholder
40824513-L	Antonio Brufau Niubó		REPSOL-YPF, S.A.	A-78/374725

37239997-E	Enrique Alcántara-García Irazoqui		Caixa d’Estalvis i Pensions de Barcelona	G-5889999/8

G-08169815	Caixa d´Estalvis Catalunya		Caixa d’Estalvis de Catalunya	G-08169815

786139-E	Nemesio Fernández-Cuesta Luca de Tena	Appointments and Remuneration Committee	REPSOL-YPF, S.A.	A-78/374725

36484174-X	José Luis Jové Vintró	Appointments and Remuneration Committee	Caixa d’Estalvis i Pensions de Barcelona	G-5889999/8

37715336-M	Carlos Kinder Espinosa	Appointments and Remuneration Committee	Caixa d’Estalvis i Pensions de Barcelona	G-5889999/8

1485502-R	Fernando Ramírez Mazarredo	Appointments and Remuneration Committee	REPSOL-YPF, S.A.	A-78/374725

37094981-Y	José Vilarasau Salat	Appointments and Remuneration Committee	Caixa d’Estalvis i Pensions de Barcelona	G-5889999/8

INDEPENDENT EXTERNAL DIRECTORS

Tax No.	Name or company name of Director	Committee which proposed appointment	Profile
36869530-R	José Arcas Romeu	Appointments and Remuneration Committee	Entrepreneur. Engineer.

50525457-T	Santiago Cobo Cobo	Appointments and Remuneration Committee	Entrepreneur. Business Administration Graduate.

15920332-P	Emiliano López Achurra	Appointments and Remuneration Committee	Lawyer and Entrepreneur. Diploma in International Studies (I.E.P.). Diploma in European Community Law (Colegio de Europa).

46321815-E	Carlos Losada Marrodán	Appointments and Remuneration Committee	Managing Director of ESADE. Academic. Law Graduate and Doctorate in Business Administration.

36465659-X	Miguel Valls Maseda	Appointments and Remuneration Committee	Business Studies graduate, Master’s from EADA and Business Administration Diploma from IESE.

2489180-M	Jaime Vega de Seoane Azpilicueta	Appointments and Remuneration Committee	Naval Engineer and Entrepreneur.

OTHER EXTERNAL DIRECTORS

Tax No.	Name or company name of Director	Committee which proposed appointment

State the reasons why they cannot be considered to be proprietary or independent:

Indicate, if applicable, the changes which have occurred regarding the status of each Director during the period:

Tax No.	Name or company name of Director	Date of change	Former status	Present status
13659549X	Guzmán Solana Gómez	15-12-2005	Proprietary member	Executive

B.1.4.	Indicate if the classification of the Directors made in the above point corresponds to the distribution set out in the Board Regulations.

The classification made in the above point corresponds exactly to the criteria set out in article 3 of the Board Regulations, which, in the pertinent section, states the following:

“2. Directors of the following categories, without limitation, can be included in the proposal submitted by the Board of Directors to the General Meeting of Shareholders and in the decisions that the former approves in the event of cooption:

a)	Internal Executive Directors: with executive powers or with Senior Management responsibilities in the Company. There cannot be more than three of them.

b)	External Proprietary Directors: proposed by owners of stable significant holdings in the Company’s share capital.

c)	Independent External Directors: not included in the two above categories, and not affected by any of the circumstances set out in article 12 of this Regulations.

In exercising its powers to propose to the General Meeting of Shareholders and cooption to cover vacant positions, the Board of Directors shall ensure that there is a significant majority of External Directors, with a very significant participation of Independent Directors, in the composition of the body.”

B.1.5.	Indicate, if applicable, the powers delegated to the Chief Executive Officer(s):

Tax No.	Name or company name of Director	Brief outline
37256524-C	Rafael Villaseca Marco	Delegated extensive powers of representation and administration in accordance with the nature and requirements of the Chief Executive Officer (see section G).

B.1.6.	Indicate, if applicable, the Board members holding positions of Administrators or Executives in other companies forming part of the group of the listed company:

Tax No. of Director	Name or company name of Director	Company name of group Company	Tax No. of group company	Position
37256524C	Rafael Villaseca Marco	REPSOL-GAS NATURAL LNG, S.L.	B84426626	Chairman

		GAS NATURAL APROVISONAMIEN TOS SDG, S.A.	A82531062	Chairman

786139-E	Nemesio Fernandez-Cuesta Luca de Tena	REPSOL-GAS NATURAL LNG, S.L.	B84426626	Director

B.1.7.	Provide details, if applicable, of the Directors of your company who are members of the Boards of Directors of other companies listed in Official Securities Markets in Spain different from your Group, of which the Company has been notified:

Tax No. Director	Name or company name of Director	Listed Company	Position

40824513-L G-08169815 37175025-X 37256524-C 37094981-Y	Antonio Brufau Niubó Caixa d’Estalvis de Catalunya Salvador Gabarró Serra Rafael Villaseca Marco José Vilarasau Salat	REPSOL-YPF,S.A. Abertis Infraestructuras, S.A. ENAGAS, S.A ENAGAS, S.A. Inmobiliaria Colonial, S.A.	Chairman Director Director Director Director

B.1.8.	Fill in the following tables regarding the total remuneration of the Directors earned over the year.

a)	In the Company which is the object of this report:

Remuneration concept	(in thousands of euros)
Fixed remuneration	859
Variable remuneration	160
Expenses	2,963
Established in Articles of Incorporation	—
Stock options and/or other financial instruments	—
Others	—
TOTAL:	3,982

Other Benefits	(in thousands of euros)
Advances	—
Credits granted	—
Pension Plans and Funds: Contributions	8
Pension Plans and Funds: Obligations	—
Life insurance premiums	29
Guarantees made by Company to Directors	—

b)	Through Company Directors belonging to other Boards of Directors and/or the Senior Management of group companies:

Remuneration concept	(in thousands of euros)
Fixed remuneration	—
Variable remuneration	—
Expenses	156
Established in Articles of Incorporation	—
Stock options and/or other financial instruments	—
Others	—
TOTAL:	156

Other Benefits	(in thousands of euros)
Advances	—
Credits granted	—
Pension Plans and Funds: Contributions	—
Pension Plans and Funds: Obligations	—
Life insurance premiums	—
Guarantees made by Company to Directors	—

c)	Total remuneration by type of Director:

Director type	By Company	By Group
Executive	1,317	123
External Proprietary	1,872	33
Independent External	793	—
Other External	—	—
TOTAL	3,982	156

d)	Regarding the (net) profit attributed to the parent Company

Total remuneration Directors (in thousands of euros)	4,138
Total remuneration Directors/ (net) profit attributed to the parent Company (%)	0.550%

B.1.9.	Identify members of Senior Management who are not also Executive Directors, and indicate the total remuneration they earned during the year:

Tax No.	Name or company name	Position

43496304S	Carlos Javier Álvarez Fernández	Chief Financial Officer

38510695R	Antonio Basolas Tena	Strategy and Development Director

22439567P	José María Egea Krauel	Managing Director of Gas Management

04154803Z	Manuel Fernández Álvarez	Managing Director of Wholesale Businesses

7228021H	Manuel García Cobaleda	Director of Legal Services

40971604W	Jordi García Tabernero	Communications Office Director

37646788C	Antonio Llardén Carratalá	Chief Corporate Officer

40805458P	Joan Saurina Gispert	Managing Director of Retailing Businesses

02845950E	Alberto Toca Gutiérrez-Colomer	Managing Director International

Total remuneration of Senior Management (in thousands of euros)		3,388

B.1.10.	Indicate if there are guarantee or ironclad clauses, for cases of dismissal or control changes, in favour of members of Senior Management, including Executive Directors of the Company or its Group. Indicate if these contracts must be notified and/or approved by the bodies of the Company or its Group:

Number of beneficiaries	10

	Board of Directors	General Meeting
Body authorising clauses

	Yes	No
Is the General Meeting informed of the clauses?		X

B.1.11.	Indicate the process for establishing the remuneration of the members of the Board of Directors and the relevant clauses of the Articles of Incorporation in that respect.

Article 22 of the Regulations of the Board of Directors states the following:

“1. The position of Director of GAS NATURAL SDG, S.A. shall be remunerated in the form set out in the Articles of Incorporation, in the light of the report issued by the Appointments and Remunerations Committee, pursuant to article 31 of these Regulations.

The Appointments and Remuneration Committee shall propose to the General Meeting of Shareholders the criteria it deems appropriate to assure compliance with the ends of this article, and the Board shall be responsible for its approval and the final distribution of the total sum, within the limits set out in the Articles of Incorporation for that purpose. Each year, whenever it deems appropriate, the Board of Directors shall be entitled to approve payments of the amounts pertaining to each Director for the activities performed during that period.

2. Remuneration of the Directors shall be transparent. The Annual Report, which is an essential part of the Annual Accounts, shall contain any information deemed appropriate concerning the remuneration received by the members of the Board of Directors.”

Complementing the foregoing, section 2 of article 31 expressly states: “The Committee (Appointments and Remuneration Committee) has powers to examine and submit to the Board the following matters: …establish criteria for the remuneration of the Company’s Directors, and to assure transparency in remunerations.”

Furthermore, article 44 of the revised text of the Articles of Incorporation, in accordance with the agreements adopted in the General Meeting of Shareholders of 23 June 2003, specifically states:

“The remuneration of the Board of Directors shall consist of a maximum of 10% of annual net profit, the sum within this limit being determined in proportion with the number of active Directors.

Said remuneration can only be subtracted from net profit after the legal and statutory reserves have been covered and having paid ordinary shares a dividend of no less than 4 per cent of their face value. The Board of Directors shall share out the remuneration as they see fit.

Directors can also receive additional remuneration by receiving Company shares, stock options, or other securities offering entitlement to shares, or through remuneration systems correlated with share prices. The application of such systems will have to be approved by the General Meeting of Shareholders, which shall establish the value of shares taken as reference, the number of shares to be delivered to each Director, the strike price of the stock options, the duration of the agreed system and any other terms deemed pertinent.

The Board of Directors shall be entitled to implement incentive plans consisting of the delivery of Company shares, stock options, other securities offering entitlement to shares, or pegged to the share price, to remunerate Company personnel or the personnel members it deems pertinent, complying at all times with the requirements set out in the Public Limited Companies Act, the Securities Market Act and other regulations applying to these cases, in particular prior approval of the General Meeting of Shareholders when mandatory.

Remunerations set out in this article shall be compatible and independent from salaries, wages, compensations, pensions, stock options or compensations of any kind determined with a general or singular character for members of the Board of Directors performing executive duties, no matter what their relationship with the Company may be, whether labour —common or Senior Management—mercantile or rendering of services, relationships which shall be compatible with the status of member of the Board of Directors”.

B.1.12.	Indicate, if applicable, the members of the Board of Directors who are also members of the Boards of Directors or management of companies which hold significant stakes in the listed Company and/or companies of its Group:

Tax No. of Director	Name or company name of Director	Tax no. of significant shareholder	Company name of significant shareholder	Position
37175025X	Salvador Gabarró Serra	G58899998	Caixa d’Estalvis i Pensions de Barcelona	First Deputy Chairman

40824513L	Antonio Brufau Niubó	A78374725	REPSOL-YPF,S.A.	Chairman

1485502R	Fernando Ramírez Mazarredo	A78374725	REPSOL-YPF,S.A	Chief Financial Officer

37094981Y	José Vilarasau Salat	G58899998	Caixa d’Estalvis i Pensions de Barcelona	Chairman of “la Caixa” Foundation

Provide details, as the case may be, of the relevant relationships other than those included in the previous heading, of the members of the Board of Directors with the significant shareholders and/or in entities of its Group:

Tax No. Director	Name or company name of associated Director	Tax no. significant shareholder	Name or company name of significant shareholder	Description of Relationship

B.1.13.	Indicate, if applicable, the amendments made in the Regulations of the Board of Directors over the year.

During 2005, no amendment was made to the Regulations of the Board of Directors.

B.1.14.	Indicate the procedures for the appointment, re-election, assessment and removal of Directors. Provide details of the competent bodies, the procedures to be followed and the criteria applicable in each procedure.

Procedures for the appointment, re-election, assessment and removal of Directors are basically set out in articles 41 and 42 of the Articles of Incorporation and in articles 11 to 14, 16 and 31 of the Board of Directors Regulations.

1. Appointment, re-election or ratification:

The General Meeting of Shareholders is responsible for the appointment of Directors and establishing the number thereof, subject to the limits stipulated in article 41 of the Articles of Incorporation.

If vacancies were to arise during the term for which the Directors were appointed, the Board shall be entitled to designate, using the cooption system, amongst the shareholders, the persons to occupy these vacancies until the next General Meeting of Shareholders is held.

A person does not have to be a shareholder to be appointed as a Director, except in the event of the aforementioned appointment by cooption.

Persons subject to prohibition or professional incompatibility as established by law cannot be appointed as Director.

It will be necessary to appoint persons who not only satisfy the legal and Articles of Incorporation requirements for the position, but who have a prestigious position and are equipped with the professional skills and expertise required to perform their duties.

Directors are appointed and re-elected in accordance with a formal and transparent procedure, a prior report being necessary from the Appointments and Remuneration Committee.

Proposals for the appointment of Directors submitted by the Board of Directors to the General Meeting of Shareholders and the appointment decisions by cooption approved, will have to be notified previously by the Appointments and Remuneration Committee. When the Board does not follow the recommendations of said Committee, it will have to explain the reasons for proceeding thus, and record said reasons in the minutes. Directors affected by appointment, re-election or replacement proposals shall refrain from attending or taking part in the deliberations and votes of the Board of Directors or of the Committee dealing with said proposals.

Pursuant to the Regulations of the Board of Directors, the following persons cannot be proposed or designated as Independent External Directors:

•	Persons who have, or who may have had, over the last two years, a significant labour, commercial or contractual relationship, of a direct or indirect nature, with the Company, its Directors, Executive Directors, Proprietary Directors or with companies of the Group which proposed these persons for the position.

•	Persons who are Directors of another listed Company which has proposed Proprietary Directors in the Company.

•	Persons who have a close relationship through kinship or affinity with Executive Directors, Proprietary Directors or members of the Company’s Senior Management.

Compliance with any of the above conditions can be assessed and exempted by the Board of Directors, following a report by the Appointments and Remuneration Committee, and being recorded thus in the Annual Report.

Directors shall be appointed to their position for a term of three (3) years, although outgoing Directors can be re-elected once or several times.

2. Replacement or removal:

Directors shall be replaced in their position for the length of the term for which they were appointed, unless they are re-elected, and when so determined by the General Meetings of Shareholders by virtue of the powers granted thereto.

B.1.15.	Indicate cases in which Directors are compelled to resign.

Without prejudice to the cases of professional incompatibility or prohibition applicable by law, article 15 of the Regulations of the Board of Directors states:

“…2.- Directors will be compelled to tender their resignation to the Board of Directors and proceed with the pertinent resignation, if the latter deemed it appropriate, in the following cases:

a)	When Internal Directors leave the executive positions outside the Board and which were associated with their appointment as Director.

b)	When they are subject to any of the conditions of professional prohibition or incompatibility pursuant to applicable laws, the Articles of Incorporation or this Regulations.

c)	When they commit a serious breach of their obligations as Directors, jeopardising the interests of the Company.

d)	When the reason why they were appointed as Independent, Executive or Proprietary Directors is no longer applicable.

3. Once the Drirector has been relieved of his duties, he shall not be permitted to offer his services in a rival Company for two years, unless the Board of Directors exempts him from this obligation or shortens the duration thereof.”

B.1.16.	Explain whether the duties of the Senior Executive of the Company correspond to the position of Chairman of the Board. If this is the case, indicate the measures which have been taken to limit the risks of accumulation of powers in a single person:

Yes  ☐                                         No  ☒

B.1.17.	Are reinforced majorities other than those applicable by law required for any type of decision?:

Reinforced majorities do not exist.

Indicate how decisions are taken in the Board of Directors, indicating at least the minimum quorum and the type of majorities for approving decisions:

Approval of decisions

Description of decision	Quorum	Type of majority

Description of decision:

Various corporate decision.

Quorum:

Pursuant to article 47 of the Articles of Incorporation: “The Board of Directors shall have a quorum when half plus one of the number of Directors established by the General Meeting of Shareholders attend the meeting, either in person or by representative.

The Directors who are unable to attend shall be entitled to delegate their representation to another Director, there being no limit on the number of representations that each Director can have. The representation will have to be granted by any written medium, and also by telegram, telex or telefax.

Any person deemed suitable by the Chairman shall be entitled to attend the meetings of the Board of Directors.”

Furthermore, art. 10 of the Regulations of the Board of Directors states: “1. The Board shall have a quorum when at least half plus one of its members attend, either in person or by representative, except if the meeting is not convoked, when all members shall be required to attend.

2. The Chairman shall organise the debate, assuring and promoting the participation of all Directors in the pertinent deliberations.

3. Each Director shall be entitled to delegate his representation in another Director, there being no limit on the number of representations held by each member for attending the Board meeting. Directors’ representations can be conferred by means of any written document, and by telegram, telex or telefax addressed to the Chairman’s Office or the Board Secretary sufficiently in advance.

4. Decisions will have to be approved through the vote of the absolute majority of Directors in attendance and represented. Written voting, without a meeting, shall only be permitted if no Director objects to this procedure and the requirements set out in the Trade Register are satisfied.”

Type of majorities:

Pursuant to article 49, paragraph three, of the Articles of Incorporation: “Decisions shall be approved by the absolute majority of members present or represented in the meeting in question.”

Article 50, paragraph two of the aforesaid Articles indicates the following exception to the general rule: “The permanent delegation of the Board of Directors’ powers in the Executive Committee and/or in the Chief Executive Officer, and the designation of Directors to occupy said positions, shall also require the favourable vote of two thirds of the members of the Board in accordance with the number set by the General Meeting of Shareholders, and shall not be valid until recorded in the Trade Register.”

Article 10.4 of the Regulations of the Board of Directors states: “Decisions will have to be approved through the vote of the absolute majority of Directors in attendance and represented. Written voting, without a meeting, shall only be permitted if no Director objects to this procedure and the requirements set out in the Trade Register are satisfied.”

B.1.18.	Indicate if there are specific requirements other than those relating to Directors in order to be appointed as Chairman.

Yes ☐                                         No ☒

Description of requirements

B.1.19.	Indicate whether the Chairman has a tie-breaking vote:

Yes  ☐                                         No  ☒

Matters for which there is a tie-breaking vote

B.1.20.	Indicate whether the Articles of Incorporation or the Board Regulations establish any age limit for Directors:

Yes  ☐                                         No  ☒

Age limit for Chairman    NO

Age limit for Chief Executive Officer     NO    Age limit for Director    NO

B.1.21.	Indicate whether the Articles of Incorporation or the Board Regulations establish a limited mandate for Independent Directors:

Yes  ☐                                         No  ☒

Maximum number of years of mandate

B.1.22.	Indicate if there are formal processes for delegation of votes in the Board of Directors. If so, describe them briefly.

Pursuant to article 47 of the Articles of Incorporation: “…The Directors who are unable to attend shall be entitled to confer their representation to another Director, there being no limit on the number of representations that each Director can have. The representation will have to be granted by any written medium, and also by telegram, telex or telefax.

Any person deemed suitable by the Chairman shall be entitled to attend the meetings of the Board of Directors.”

Furthermore, art. 10.3 of the Regulations of the Board of Directors states: “3. Each Director shall be entitled to confer his representation to another Director, there being no limit on the number of representations held by each member for attending the Board meeting. Absent Directors’ representations can be conferred by means of any written document, and by telegram, telex or telefax addressed to the Chairman’s Office or the Board Secretary sufficiently in advance.

B.1.23.	Indicate the number of meetings that the Board of Directors has held over the year. Also indicate, if applicable, how many times the Board has met without the Chairman being present:

Number of meetings of the Board	13
Number of Board meetings without the Chairman attending	None

Indicate the number of meetings held by the different Board Committees over the year:

Number of meetings of Executive or Delegated Committee	11
Number of meetings of the Audit Committee	6
Number of meetings of the Appointments and Remuneration Committee	8
Number of meetings of the Strategy and Investment Committee	8
Number of meetings of the Committee

B.1.24.	Indicate if the individual and consolidated annual accounts submitted for approval to the Board are certified previously:

Yes  ☒                                         No  ☐

Indicate, if applicable, the person(s) who has/have certified the Company’s individual and consolidated annual accounts in order to be drawn up by the Board:

Tax No.	Name	Position
43496304-S	Carlos Javier Álvarez Fernández	Chief Financial Officer

B.1.25.	Explain, if applicable, the mechanisms established by the Board of Directors to prevent the individual and consolidated annual accounts it draws up from being submitted to the General Meeting of Shareholders with qualifications in the auditors’ report.

Article 7 of the Regulations of the Board of Directors states: “1. Once it has received the Reports issued by the Financial Officer and by the Audit and Control Committee, and following pertinent clarifications, the Board of Directors shall draw up the individual and consolidated Annual Accounts and the Directors’ Report, in clear and precise terms which render their content easily intelligible. The Board of Directors shall ensure that said Accounts provide a true and fair view of the assets, financial position and the results of the Company, pursuant to laws applicable.

2. Unless expressly stated otherwise in the minutes, it shall be understood that before signing the formulation of the Annual Accounts required by law, the Board of Directors and each one of its members has been provided with the information necessary to perform this deed, and may record the exceptions it deems pertinent, if applicable.

3. The Board of Directors shall endeavour to prepare the accounts in such a way that the auditor of the Company’s accounts will be unable to record qualifications. Nevertheless, if the Board of Directors considers that its criterion must be maintained, it shall publicly explain the content and extent of the discrepancy.”

Article 32 of the Regulations of the Board of Directors regulates the duties of the Audit and Control Committee, and certain powers it assigns to said Committee pertain to the Account Auditing process.

B.1.26.	Give details of the measures adopted to ensure that the information furnished to the securities markets is conveyed fairly and symmetrically.

Article 6.6 of the Regulations of the Board of Directors states: “The information that the Board supplies to its shareholders and other participants in the financial markets shall be complete, correct, symmetrical and timely. With the object of assuring greater transparency and immediacy in the dissemination of information, the Board shall agree upon and shall update the contents of the Company website pursuant to laws applicable.”

Article 35 of the Regulations of the Board of Directors, referring to relations with the markets, stipulates that:

“1. The Board of Directors shall ensure strict compliance with instructions in force relating to information concerning significant facts, pursuant to the Company’s Internal Code of Conduct, the Securities Market Act 24/1988, of 28 July, and the Financial System Reform Act 44/2002, of 22 November.

2. The Board of Directors shall take the measures necessary to ensure that quarterly, half-yearly and annual information, and any other that according to a conservative principle must be put at the market’s disposal, is prepared in accordance with the same principles, criteria and professional practices by which the annual accounts are drawn up, and is as reliable as the latter.”

In addition, article 8 of the Regulations states:

“The Board of Directors shall approve and execute any deeds and measures which might prove necessary to assure the transparency of the Company’s actions in respect of the financial markets, pursue correct formation of the Company’s share prices, supervise periodical public information of a financial nature and carry out any duties necessary in the light of the Company’s status as a listed Company. The Company shall be equipped with an Internal Code of Conduct in the field of the Securities Market, which will have to be followed by the members of the Board, the Senior Management and the rest of the staff whose actions relate to or could relate to said Market.”

The Chief Financial Officer shall submit the Financial Statements and the pertinent economic-financial information for analysis and supervision by the Audit and Control Committee, before same information is furnished to the securities markets and regulatory bodies.

The Internal Code of Conduct prepared pursuant to Royal Decree 629/1993, of 3 May and in the Fourth Additional Provision of Act 44/2002 of 22 November, was approved by the Board of Directors in their meeting held on 29 July 2003, and section 7 amended in the meeting held on 23 June 2004.

Concerning the Securities Markets (article 5.2) stipulates:

“5.2 Significant information:

5.2.1. Significant information shall be considered to be all information which, if known, could reasonably prompt an investor to acquire or sell securities or financial instruments, and therefore could substantially affect the share price in an organised market.

5.2.2. GAS NATURAL SDG, S.A., through the Financial Corporate Director or, in the absence thereof, the Head of Investor Relations or the Secretary of the Board, shall immediately inform the market, via notification to the CNMV (Spanish National Securities Commission), of all significant information, within the terms and in accordance with the procedures stipulated in Regulations in force.

Significant information must be conveyed to the CNMV before it is disseminated by any other medium, and as soon as the fact becomes known, the decision has been taken or the agreement or contract in question has been signed.

The content of the notification must be true, clear and complete, and shall be quantified when so required by the nature of the operation, in such a way that it does not give rise to any confusion or misunderstanding.

5.2.3. If GAS NATURAL SDG, S.A. considers that the information should not be made public because it affects its legitimate interests, it shall inform the CNMV immediately, which can exempt it from such an obligation.

Persons subject to this Internal Code of Conduct shall refrain from furnishing analysts, shareholder or third persons in general with information which could be considered to be significant and which has not yet been submitted to the market in general.”

In accordance with the foregoing, the process followed in the quarterly publication of results has been systematised, and may be summarised as follows:

1)	On each designated date, before the market opens, the results are released by means of the pertinent submission to the CNMV. Once sent to the CNMV, the results are published on the Company website and sent by email to the mailing list of analysts and investors.

2)	After results are published, usually at 10.00 a.m., a conference call takes place in which the Chief Executive Officer and other members of the Company Management comment on and explain the results to analysts and investors. Said presentation can be followed live on Internet using a link provided on the Company website. Approximately 20 minutes before the start of the conference call, the CNMV is sent the supporting presentation which accompanies said conference call. Once this presentation is sent to the CNMV, it is put at the disposal of the public to be downloaded from the Company website.

B.1.27.	Is the secretary of the Board a Director?:

Yes  ☐                                         No  ☒

B.1.28.	Indicate, if applicable, the mechanisms established by the Company to safeguard the independence of the auditor, financial analysts, investment banks and rating agencies.

Pursuant to art. 32.2 of the Board Regulations, the Audit and Control Committee is responsible for maintaining necessary relations with External Auditors to receive information on any questions which could jeopardise their independence, and any other matters relating to the progress of the auditing of accounts, as well as any communications required pursuant to legislation on the auditing of accounts and technical auditing standards.

Furthermore, the Board of Directors is compelled by its Regulations (art. 6.4) to maintain a direct relationship with members of the Company’s Senior Management and the Company’s Auditors. The objective, professional and continuous nature of this relationship shall respect the independence of the auditors to the utmost.

Company’s relations with financial analysts and investment banks are based on the principles of transparency, simultaneity and non-discrimination, as well as the existence of specific and different agents for each collective.

In addition, the Company shall take special care not to compromise or interfere with the independence of the financial analysts in respect of the services offered by investment banks, in accordance with the internal codes of conduct established by them and designed to separate their analysis and assessment services.

B.1.29.	Indicate if the audit Company performs other tasks for the Company and/or its group other than auditing activities, and if so, state the amount of the fees received for said activities and their percentage of the fees billed to the Company and/or its group.

Yes  ☒                                         No  ☐

	Company	Group	Total
Amount of other tasks other than auditing activities (in thousand of euros)	392	435	827
Amount of tasks other than auditing / Total amount billed by the audit Company (%)	11.400%	29.500%	16.800%

B.1.30.	Indicate how many years the current audit Company has been auditing, without interruption, the annual accounts of the Company and/or its group. Also indicate the percentage of the number of years audited by the current audit Company over the total number of years that the annual accounts have been audited:

	Company	Group
Number of years without interruption	15	15

	Company	Group
No. of years audited by the current audit Company /No. of years the Company has been audited (%)	100%	100%

B.1.31.	Indicate the holdings of the members of the Board of Directors in the capital of companies which have the same, similar or complementary type of activity that constitutes the business purpose of the Company and of its group, and of which the Company has been informed. Also indicate the positions or duties that they perform in these companies:

Tax No. of Director	Name or company name of Director	Tax. no of object Company	Name of object Company	% holding		Position or duties
37175025-X	Salvador Gabarró Serra	A-28294726 A-48010615	Enagás, S.A. Iberdrola, S.A.	0.000 0.001	% %	Director —

40824513-L	Antonio Brufau Niubó	A-78374725 RCS Paris 542062559	REPSOL-YPF, S.A. Suez , S.A.	0.000 0.000	% %	Executive Chairman Director

37256524-C	Rafael Villaseca Marco	A-28294726 A-28023430 A-48010615	Enagás, S.A. Endesa, S.A. Iberdrola	0.000 0,000 0.000	% % %	Director — —

50525457-T	Santiago Cobo Cobo	A-28023430	Endesa, S.A.	0.001%		—

36869530-R	José Arcas Romeu	A-28023430	Endesa, S.A.	0.000%		—

B.1.32.	Indicate and, if applicable, provide details of whether there is a procedure whereby directors can have external assessment:

Yes  ☒                                         No  ☐

Provide details of the procedure

Directors are entitled to propose to the Board, via the Secretary and by means of a notification directed to the Chairman, that external advisors be hired at the Company’s expense (legal, accounting, technical, financial, commercial advisors or of any other kind), advisors they consider necessary for the Company’s interests, to provide assistance in their duties when faced with specific problems of a certain calibre and complexity associated with their duties.

The Board of Directors shall be entitled to veto the approval of the proposal if considered unnecessary, in view of the amount involved, or if it considers that said assessment can be provided by the Company’s own specialists and technicians. (vid. article 21.2 and 3 of the Board Regulations).

B.1.33.	Indicate and, if applicable, provide details of whether there is a procedure whereby Directors can have the information necessary to prepare the meetings of the Boards of Directors with sufficient time:

Yes  ☒                                         No  ☐

Provide details of the procedure

Article 9.2 of the Regulations of the Board of Directors states:

“2. Ordinary meetings shall be convened by the Chairman or by the Secretary or Assistant Secretary following order of the Chairman, through any of the channels set out in the Articles of Incorporation, including by email, provided the recipient Director has given his or her address in said mail. The notification shall include the place and the agenda of said meeting, and shall be issued, barring exceptional cases, at least 48 hours before the meeting is to be held. Prior to each meeting, the Directors shall be furnished with the information and documentation considered to be pertinent or relevant regarding the subjects to be addressed in the Board meeting. Directors shall also be furnished with the minutes of the previous meeting, regardless of whether said minutes have been approved or not. The Chairman shall be authorised to establish the order of the day, except in the event of the compulsory convening set out in paragraph 1 above, in which case the agenda of the convened meeting shall be set by the Directors s who request it.

The Board meeting shall have a quorum, without being previously convoked, if all the Directors are present or represented and unanimously accept that the Board meeting be held.”

Article 21.1 and 3 of the Regulations of the Board of Directors states the following concerning the right of information of Directors:

“1. Directors shall have access, through the Chairman, and, as the case may be, through the Secretary, to all the Company’s services, and shall be entitled to collect, with unlimited powers, any information or assessment they may require regarding any aspect of the Company. The right of information also applies to the subsidiaries and shall be channelled through the Chairman or the Secretary of the Board of Directors or of the pertinent

Committees of the Board, furnishing him/her with the information directly, offering him/her the appropriate agents or taking any measures required for the requested analysis.

3. The Chairman of the Company will have to be notified of the request for access and the proposal referred to in numbers 1 and 2 of this article through the Secretary of the Board of Directors.”

It is normal practice for Directors to be sent any information which might be relevant to them to provide better knowledge of the matters contained in the Agenda together with the notification of the meeting. In the opinion of the Board, said information is complete and sufficient for adopting the pertinent decision in each case.

During and following the meeting, Directors shall be furnished with any information or clarifications they deem pertinent in respect of the points included in the Agenda, or points which were not included but which were addressed in the same meeting.

B.1.34.	Indicate if there is a liability insurance policy in favour of Directors of the Company.

Yes  ☒                                     No  ☐

B.2.	Committees of the Board of Directors

B.2.1.	List the administrative bodies :

Name of body	No. of members	Duties
Executive Committee	8	Section B.2.3.
Audit and Control Committee	3	Section B.2.3.
Appointments and Remuneration Committee	3	Section B.2.3.
Strategy, Investment and Competence Committee	3	Section B.2.3.

B.2.2.	Provide details of all the committees of the Board of Directors and their members:

EXECUTIVE COMMITTEE

Tax No.	Name	Office
37175025-X	Salvador Gabarró Serra	Chairman
40824513-L	Antonio Brufau Niubó	Board Member
37256524-C	Rafael Villaseca Marco	Board Member
50525457-T	Santiago Cobo Cobo	Board Member
36484174-X	José Luis Jové Vintró	Board Member
37715336-M	Carlos Kinder Espinosa	Board Member
46321815-E	Carlos Losada Marrodán	Board Member
13659549-X	Guzmán Solana Gómez	Board Member

AUDIT AND CONTROL COMMITTEE

Tax No.	Name	Position
13659549-X	Guzmán Solana Gómez	Chairman
1485502-R	Fernando Ramírez Mazarredo	Board Member
36484174-X	José Luis Jové Vintró	Board Member

APPOINTMENTS AND REMUNERATION COMMITTEE

Tax No.	Name	Position
37175025-X	Salvador Gabarró Serra	Chairman
40824513-L	Antonio Brufau Niubó	Board Member
37239997-F	Enrique Alcántara- García Irazoqui	Board Member

STRATEGY, INVESTMENT AND COMPETENCE COMMITTEE

Tax No.	Name	Position
46321815-E	Carlos Losada Marrodán	Chairman
50525457-T	Santiago Cobo Cobo	Board Member
37715336-M	Carlos Kinder Espinosa	Board Member

B.2.3.	Describe the organisational and operational rules and the responsibilities attributable to each of the Board’s committees.

1.- EXECUTIVE COMMITTEE (articles 50 and 51 of the Articles of Incorporation and article 30 of the Board Regulations):

1.1.- Powers:

The Executive Committee has been delegated all the powers of the Board except the following:

a)	Powers that cannot be legally delegated.

b)	Approval of the Group Strategic Plan and Annual Budgets.

c)	Approval and modification of the Board of Directors Regulation.

d)	Appointment, remuneration or, if applicable, dismissal of Senior Management.

e)	The concession of guarantees for obligations pertaining to entities that are not controlled by the Group.

f)	Transfer of rights over the trade name, brands and patents.

g)	Determination of policies for information and communication with shareholders, markets and public opinion and approval of the Annual Corporate Governance Report.

h)	Determination of the content of the Company’s corporate website.

i)	Approval of bought-back stock policy.

j)	In general, the decision on operations that entail acquisition and disposal of substantial Company assets.

1.2.- Organisation and Operation:

•	The Executive Committee will be comprised by the Chairman of the Board of Directors and a maximum of another seven Directors, belonging to the groups envisaged in article 3 of the Regulations and in the same proportion as exists in the Board of Directors. The appointment of the members of the Executive Committee will require an affirmative vote from at least two thirds of the Board members with existing appointments.

•	The Chairman of the Board of Directors will act as Chairman of the Executive Committee and the Secretary of the Board of Directors will undertake the secretariat and may be assisted by the Assistant Secretary.

•	The Executive Committee will be understood to be validly constituted when more than half of its members attend the meeting in person or by representative.

•	The Members of the Executive Committee will leave their post when they do so in their capacity as Director or as agreed by the Board. The positions that become available will be covered promptly by the Board of Directors.

•	The Executive Committee will hold their ordinary meetings at least once a month. The Secretary will take the minutes of the agreements adopted in the meeting and these will be outlined in the following plenary meeting of the Board of Directors.

•	For cases in which, in the view of the Chairman or of the majority of members of the Executive Committee, the importance of the issue advocates as much, the agreements adopted by the Committee will be submitted for ratification from the plenary Board meeting.

The same will be applicable in relation to issues that the Board has submitted for examination to the Executive Committee and the Board has the final decision.

In any other case, the agreements adopted by the Executive Commission will be valid and binding, without the need for subsequent ratification from the full Board meeting.

•	The provisions in the Regulations for the operation of the Board of Directors will be applicable to the Executive Committee.

2.- APPOINTMENTS AND REMUNERATION COMMITTEE (article 31 of the Board Regulations).

2.1.- Duties:

The Committee carries out research and makes proposals to the Board for the following issues:

Establishing the Company’s policy on Directors’ remuneration and ensuring the transparency of Director’s remuneration.

Establishing the Gas Natural Group’s general policy on Management’s remuneration.

Establishing the guidelines for appointments, selection, careers, promotion and dismissal of Senior Management, in order to ensure that the Group always has highly qualified personnel, suitable for the management of its activities.

Reviewing of the structure of the Board of Directors, the criteria for the statutory renewal of the Directors, the incorporation of new members and any other aspect related to the composition of the Board that it considers apt.

Informing the Board of transactions that imply or could imply conflicts of interest.

2.2.- Organisation and Operation:

•	The Appointments and Remuneration Committee will be comprised of a maximum of five Directors, appointed by the Board of Directors. They will leave their post when they do so in their capacity as Director, when agreed by the Board, or after a period of three years from their appointment. They can be re-elected.

•	The Board of Directors will elect the Chairman from amongst the members of the Committee; the Chairman will not have the casting vote. The Committee’s secretariat will be the same as the Board of Directors Secretariat.

•	The Committee will hold meetings whenever necessary to issue their reports, when considered necessary by the Chairman or upon request from its members. At least four meetings per year must be held. They will be called by the President with prior notice of at least two days before the meeting date, except for in certain justifiable circumstances. Notification for the meeting will include the Agenda together with the pertinent documents to aid proceedings. The meetings will normally take place at the registered office.

3.- AUDIT AND CONTROL COMMITTEE (article 51 Bis of the Articles of Incorporation and article 32 of the Board Regulations).

3.1. Duties:

The Committee has jurisdiction on the following issues:

•	Reporting to the General Meeting of Shareholders on questions raised by shareholders with respect to matters within their jurisdiction.

•	Proposing to the Board of Directors for submission to the General Meeting of Shareholders of the appointment of external accounts auditors, pursuant to article 204 of the revised Spanish Companies Act (LSA) approved by Royal Decree 1564/1989 of 22 December.

•	Supervising the internal auditing services if such a body exists within the business organisation.

•	Awareness of the Company’s financial information process and internal control systems.

•	Liaising with External Auditors to receive information on any questions which could jeopardise their independence, and any other matters relating to the progress of the auditing of accounts, as well as any communications required pursuant to legislation on the auditing of accounts and technical auditing standards.

•	Monitoring of the development of annual auditing.

•	Providing a means of communication between the Board of Directors and the auditors and evaluating the results of each audit.

•	Reviewing the information on the Company’s activities and results which is compiled periodically in compliance with current stock market regulations, and ensuring the transparency and accuracy of this information.

•	Measures it considers appropriate in the auditing activity, internal financial control system, and compliance with legal regulations in matters of provision of information to markets and the transparency and accuracy thereof.

•	Checking compliance with the Internal Code of Conduct for Stock Markets current at any time, and in general with the rules governing the Company and making any necessary proposals for their improvement.

•	Providing information during the first quarter of the year, and whenever the Board of Directors so requests, in compliance with the Board Regulations.

3.2.- Organisation and Operation:

•	The Audit and Control Committee will be comprised of a maximum of five Directors appointed by the Board of Directors. They will leave their post when they do so in their capacity as Director, when agreed by the Board, or after a period of three years from their appointment, and they can be re-elected.

•	The Audit and Control Committee must have a majority of non-Executive Directors.

•	The Board of Directors will elect the Chairman from amongst the non-Executive Directors on the Committee; the Chairman will not have the casting vote and must be replaced as per the Articles of Incorporation (article 51 Bis) and the Act. He/she can be re-elected after one year has passed since leaving the post. The Committee’s secretariat will be the same as the Board of Directors Secretariat.

•	The Committee will hold meetings, called by its Chairman, whenever necessary, to issue their reports, when considered necessary by the Chairman or upon request from its members. At least four meetings per year must be held. The notification for the meeting will include the Agenda together with the pertinent documents to aid proceedings and must be made at least two days in advance, except for under certain justifiable circumstances, by way of any written means. The meetings will normally take place at the registered office.

4.- STRATEGY, INVESTMENT AND COMPETENCE COMMITTEE (article 33 of the Board Regulations):

4.1.- Duties:

•	The functions of the Strategy, Investment and Competence Committee are for proposals and reports to the Board of Directors and its Executive Committee on strategic decisions pertinent to the Group and investments or divestiture in assets which, due to their significance, must be made known, in accordance with the existing Regulations, to the Board of Directors or Executive Committee. The Committee’s report will not be binding, but it will be compulsory, as will be its placing on record in the minutes for the meeting in which the agreement is adopted.

•	Equally, the Committee will also be responsible for knowing the requirements for information or operations of any nature which, in relation to the Company or the companies within the Group, are monitored by the regulatory bodies or the Courts (national, supranational or foreign), on matters of competition. The Committee must also know the responses, requests or statements that, in relation to such organisations and subject matters, should be issued in the name of the Company and the companies in the Group. Its function is also to provide information about the observance of these principals and precepts of competition law and ensure that they are complied with.

4.2.- Organisation and Operation:

•	A maximum of five Directors, appointed by the Board, will form the Strategy, Investment and Competence Committee.

•	The Board of Directors will elect the Chairman from amongst the members of the Committee; the Chairman will not have the casting vote. The Committee’s secretariat will be the same as the Board of Directors Secretariat.

•	The members of this Committee will leave their post when they do so in their capacity as Director, when agreed by the Board of Directors, or after a period of three years from their appointment. They can be re-elected.

•	In order to best fulfil their functions, this Committee can seek advice from legal practitioners and other independent professionals. For this purpose the Secretary of the Board of Directors, at the request of the Chairman of the Committee, will provide the resources for contracting the legal practitioners and professionals, whose work will be submitted directly to the Committee.

•	The Committee will hold meetings as often as is decided or whenever called by the Chairman or requested by two of its members. Any member of the management team or any Company personnel that may be required for this purpose will be obliged to attend the Committee’s meetings and offer their cooperation and access to the information at their disposal.

•	The notification for each meeting will include the Agenda and the necessary documents for the issues to be discussed. The meetings will normally take place at the registered office.

B.2.4.	Indicate, if applicable, the faculties for advising, consultancy and, if relevant, appointments, for each of the committees:

Committee	Brief description
Executive Committee	Already detailed in section B.2.3 in this Report.
Appointments and Remuneration Committee	Already detailed in section B.2.3 in this Report.
Audit and Control Committee	Already detailed in section B.2.3 in this Report.
Strategy, Investment and Competence Committee.	Already detailed in section B.2.3 in this Report.

B.2.5.	Indicate, if applicable, the existence of Committee Regulations, the location at which they are available for consultation, and the modifications that have been made during the financial year. Also indicate whether any annual report on each committee’s activities has been voluntarily drafted.

There are no Regulations specific to the Board Committees given that their operation is regulated by the Organisation and Operation Regulations of the Board of Directors and its Committees, which is available on the Company website. No modifications have been made to the Regulations since their approval by the Board of Directors on 24 March 2004.

The Audit and Control Committee drafts an annual report on its activities which is placed at the disposal of the shareholders before the annual General Meeting and published on the Company website.

B.2.6.	If there is an executive committee, explain the level of delegation and autonomy it has when carrying out its functions, for adopting agreements on the administration and management of the Company.

The continued monitoring of the Company Management at a senior level is a specific responsibility of the Executive Committee, as is any other of its functions pursuant to the Statutes and the Organisation and Operation Regulations of the Board of Directors and its Committees, or assigned to it by the Board of Directors itself. The agreements adopted by the Committee, within its jurisdiction, are valid and binding for the Company.

The permanent delegation of faculties on the part of the Board of Directors in favour of the Executive Committee will comprise all of the faculties of the Board with the exception of faculties that cannot legally or institutionally be delegated, or those that may not be delegated to the Committee by virtue of the provisions of article 5 of the Organisation and Operation Regulations of the Board of Directors and its Committees.

B.2.7.	Indicate whether the makeup of the Executive Committee reflects the participation in the Board by the various Directors depending on their capacity:

Yes  ☒                                         No  ☐

If the answer is No, explain the makeup of your Executive Committee

B.2.8.	If there is an Appointments Committee, indicate whether all of its members are External Directors.

Yes  ☐                                         No  ☒

C ASSOCIATED OPERATIONS

C.1.	Detail the significant operations that imply a transferral of resources or obligations between the Company and entities within its group and the significant shareholders of the Company:

Tax No. of the significant shareholder	Name or Company name of the significant shareholder	Tax No. of the Company or entity of the group	Name or Company name of the Company or entity of the group	Nature of the relationship	Type of operation	Amount (millions of euros)
G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Participation in syndicated loans	97,890

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Accrued interest on loans	5,382

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Credit facilities	30,000

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Credit facility drawn down	7,970

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Accrued interest on credit facilities	639

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Participation in credit Club Deal available	10,000

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Agreed guarantee facility	116,100

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Guarantee facility available	109,100

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Interest on guarantees	2,370

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Other services provided by the La Caixa Group	2,948

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Contributions to pension plans	2,935

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Hedging of exchange rates for future foreign currency payments	566,960

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Interest rate hedging	406,069

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Bank accounts and temporary financial investments	30,212

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Accrued interest on bank accounts	2,606

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Purchase of shares in the Gas Natural website	4,200

G-58899998	Caixa d’Estalvis i Pensions de Barcelona	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Turnover from Gas Natural Group services	4,375

A-78374725	REPSOL-YPF, S.A.	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Purchase of natural gas, liquid natural gas, materials and various services	585,005

A-78374725	REPSOL-YPF, S.A.	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Consideration of priority rights for supplying natural gas in Brazil	7,445

A-78374725	REPSOL-YPF, S.A.	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Sale of natural gas, liquid gas, electricity and various services	435,240
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Credit facilities	30,000
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Credit facility drawn down	10,910
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Accrued interest on credit facilities	339
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Agreed guarantee facility	31,286
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Guarantee facility available	28,317
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Interest rate hedging	6,852
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	On-lease acquisition contracts	1,472
G-08169815	Caixa d’Estalvis de Catalunya	A-08015497	GAS NATURAL SDG, S.A.	Commercial	Commission and other accrued interest	146

C.2.	Detail the significant operations that imply a transferral of resources or obligations between the Company or entities within its group and the Administrators or Executives of the Company:

Tax No. Administrators or Executives	Name or Company name of the Administrators or Executives	Tax No. of the Company or entity of its group	Name or Company name of the Company or entity of the group	Nature of the operation	Type of operation	Amount (thousands of euros)
There are no operations of Administrators or Executives of the Company that can be considered significant.

C.3.	Detail the important operations executed by the Company with other companies belonging to the same group, provided that they are not eliminated in the process of drafting the consolidated financial statements and are not part of the usual trading of the Company in terms of its object and conditions:

Tax No.	Company name of the entity	Brief description of the operation	Amount (thousands of euros)
No operations have been carried out beyond the usual trading of the Company in terms of its object and conditions.

C.4.	Identify, if applicable, the conflicts of interest experienced by the Directors of the Company, pursuant to article 127 of the Spanish Companies Act.

During 2005 no conflicts of interest have occurred involving an Administrator of the Company.

C.5.	Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the Company and/or the Group, and its Directors, Executives or significant shareholders.

1.- DIRECTORS:

As far as the Company Directors are concerned, the situations of conflicts of interest are regulated in article 16 of the Regulations of the Board of Directors which contains the following preventions in relation to the matter:

•	The Director must abstain from intervening in deliberations and voting on issues in which he/she has a direct or indirect interest and would give rise to a conflict of interests.

•	The Director will be considered to have an interest when the issue affects a member of his/her family, or a Company, entity or their respective groups, not belonging to the Gas Natural Group, in which the Director acts as representative, manager or adviser, or has a majority holding in their capital or has been put forward by those entities as a Proprietary Director in Gas Natural.

•	Directors must report their personal situations to the Board, as well as those of their closest family members and also the companies controlled by them. Specifically, Directors must report aspects relating to holdings, positions held and activities, syndication agreements and, in general, any fact, situation or link that may influence their loyal conduct as administrator of the Company. Likewise, Proprietary Directors must inform the Board of any conflict of interest between the Company and the shareholder that proposed their appointment, or which could compromise their duty to be loyal.

•	The Director cannot carry out direct or indirect professional or commercial transactions with the Company or companies in the Group, unless he/she has previously reported the situation of conflict of interests, and the Board, subject to a report from the Appointments and Remuneration Committee , has approved the transaction. For ordinary operations, the generic authorisation for the operation type and its implementation procedure will be sufficient. In all cases, any conflicts of interest of the Administrators of the Company will be reported in the Annual Corporate Governance Report.

•	In his/her capacity as loyal representative of the Company the Director must inform the Company of shares in the Company he/she holds, directly or through companies in which he/she has a majority holding, following the procedure and other processes that are established for investment in Gas Natural SDG, S.A and investee companies.

•	Votes on proposals for appointments, re-election or dismissal of Directors will be secret, and the affected Directors must abstain from taking part in these votes and their deliberations.

•	The Director must notify the Company of significant changes to their professional circumstances and changes which affect the nature or capacity by virtue of which he/she was appointed as Director.

•	The Director will inform the Company of any kind of legal or administrative claim or any claim of any nature in which they are involved which, due to its significance, could have a serious bearing on the reputation of the Company.

•	The Board of Directors will endeavour, at all times, to prevent Proprietary Directors from using their position to obtain asset benefits without adequate compensation, to the advantage of the shareholder that put them forward for the position.

2.- DIRECTORS AND EXECUTIVES:

Section 6 of the Internal Code of Conduct, for issues relating to the Gas Natural SDG, S.A. Securities Markets, contains the information that the Directors and Executives of the entity must provide concerning conflicts of interest:

“6.1 The persons included in the subjective scope of this internal Code of Conduct will be obliged to inform the Secretary of the Board of Directors of Gas Natural SDG, S.A. of any possible conflicts of interest that may emerge with the corporate relationships in which they hold an interest or with the ownership of their personal or family assets or any other cause that may interfere in the fulfilment of activities which are the object of this Regulations.

In the case of there being a doubt over the existence of a conflict of interests, the obliged persons must consult the Secretary of the Board of Directors of Gas Natural SDG, S.A who will resolve the issue in writing. The Secretary may escalate the matter to the Appointments and Remuneration Committee if he/she considers it to be of particular significance.

The persons affected by potential conflicts of interest must keep the information up to date, reporting any modification or closure of the previously communicated situations.

6.2. The affected persons must abstain from participating in the adoption of any kind of decision that could be affected by the conflict of interests with the Company.”

3.- SIGNIFICANT SHAREHOLDERS:

With regard to this section, article 16, in fine, of the Board Regulations establishes:

“To such an end, any direct or indirect transaction between the Company and a significant shareholder must be submitted for approval from the Board of Directors, subject to a ruling from the Appointments and Remuneration Committee of the Board. The Committee must evaluate the transaction in terms of equal treatment and fair market conditions, and if necessary, approval must be sought from the Strategy, Investment and Competence Committee for the appropriateness of the transaction. The affected Proprietary Directors must abstain from taking part in the Board deliberations and voting. For ordinary operations, a generic authorisation may be granted for the operation type and its implementation procedure.

article 31 of the Board Regulations envisages, amongst the functions entrusted to the Appointments and Remuneration Committee, the task of informing the Board of transactions that imply or may imply conflicts of interest.

Lastly, article 6.5 of these Regulations obliges the Board of Directors to include, in the Annual Report and the Annual Corporate Governance Report, information on the transactions executed with significant shareholders, so that other shareholders may be apprised of their scope and importance.

D. RISK CONTROL SYSTEMS

D.1.	General description of the risk policies of the Company and/or the Group, detailing and evaluating the risks covered by the system, together with justification for the adaptation of the system to the profile of each risk type.

Gas Natural’s strategy is based on the basic principles of growth, diversification, profitability and quality, which are transmitted repeatedly to its interest groups in the reports issued recurrently. These include annual reports, quarterly earnings reports and various reports of a strategic nature.

This strategy covers the fields of prospecting and production of reserves, gas supply and distribution, electricity generation, sale of gas and electricity, transport and wholesale of gas, with a presence in Spain as well as in various European and Latin American countries. This places Gas Natural in a context which is subject to risk factors of various natures that are inherent to its activity.

Gas Natural pays particular attention to maintaining a prudent risk profile at all times, which is reasonable and conforms to the experience and capabilities of the organisation while preserving the basic objectives of growth, profitability and quality.

The general risk policy is oriented to safeguard Gas Natural assets and is consolidated by the following aspects:

•	Controlled expansion of activities ensuring the fulfilment of the Gas Natural quality standards.

•	Profitable growth risk guidelines established by the Gas Natural governing bodies.

•	Agile response to changes in the environment.

•	High level of organisational professionalism.

•	Dynamic decision-making processes.

•	Flexibility, objective-based organisational.

•	Regulatory structure oriented to ensure proper operation of processes and sub-processes that are critical to GAS NATURAL and guarantee their efficiency and effectiveness.

The Company takes the view that the risks which require a greater degree of proactive management are those that, given the severity of the risk materialising, could have a negative bearing on the fulfilment of the Strategic Plan and/or on the financial soundness of the Company in the short and long term. Although Gas Natural administrates its business with prudence and diligence, many of the risks are inherent to the management of its activities, and are therefore beyond the Company’s control on certain occasions, and foreseeing and/or avoiding their consequences is unfeasible.

The Corporate Risk Map for Gas Natural

The process of identifying and evaluation the Gas Natural ‘s risks is governed by the Corporate Risk Map. The preparation and updating of the Map is the responsibility of the Chief Financial Officer through the Risk Control and Management Unit.

It is an instrument which is designed to identify and assess the principal risk categories that affect the Group. In a schematic form these are:

a) Strategic risks

b) Business risks

b.1) Price

b.2) Volume

b.3) Regulatory

c) Financial risks

c.1) Exchange rates

c.1) Interest rates

c.3) Liquidity

d) Credit risks

d.1) Retail

d.2) Wholesale

e) Operational risks

e.1) Legal/Regulatory

e.2) Processes

e.3) Information systems

e.4) Environmental

e.5) Accidents

The drafting of the Risk Map will fully involve the Business Units and it will be agreed upon at the heart of the Senior Management.

It is intended for analyses of the incidence of the various risk categories within each of the basic processes/activities of the Company. The following is taken into account:

a)	Risk position: definition and characteristics.

b)	Impact variables.

c)	Qualitative and quantitative severity of the risk materialising.

d)	Probability of risk materialising.

e)	Defined controls and their effectiveness.

The conclusions drawn from the Map are conveyed to the Management Committee, the Chief Executive Officer and the Audit and Control Committee; basic guidelines for action concerning risks are established periodically with the aim of reducing exposure in activities that have a residual risk of greater impact for Gas Natural.

D.2.	Indicate the control systems established to assess, mitigate and reduce the principal risks for the Company and the Group.

Gas Natural has established a Comprehensive Risk Control and Management System which identifies, assesses and controls the risks to which the Company is exposed. The foundations for this system are:

a)	To define the general risk policy and profile.

b)	To provide organisational resources.

c)	Internal policies, procedures and regulations of various types.

d)	Adequate controls and measurement methodologies.

e)	Technological infrastructure and information systems.

These foundations are set up through a process of continuous improvement, and their implementation is permanently regulated in cooperation between the various Committees, Governing Bodies and Managing Directors of Gas Natural, as well as by the Internal Audit Direction.

The fundamental principle on which Gas Natural is based in order to assess, mitigate and reduce the principal existing risks is that of reasoned business prudence in all of its actions, with strict and faithful compliance of the legislation in force.

D.3.	If any of the risks that affect the Company and/or its Group have occurred, indicate the circumstances that caused them and whether the established control systems worked.

The underlying risks in Gas Natural’s activities, previously described, have been assumed as risks that correspond to the various entities in the organisation, and the established procedures and control systems have worked satisfactorily in all cases.

D.4.	Indicate whether there is a committee or governing body that is responsible for establishing and supervising these control devices and describe its functions.

Gas Natural practices a business policy in which the analysis and management of risks plays a key role in decision-making processes. The established risk management control systems are configured at the following levels:

a)	Board of Directors.

b)	Executive Committee.

c)	Chief Executive Officer.

d)	Audit and Control Committee.

e)	Strategy, Investment and Competition Committee.

f)	Management Committee

g)	Data Protection Committee

h)	Quality Committee

i)	Chief Executive Officer.

j)	Managing Director of Gas Management

k)	Manager of Strategy and Development

l)	Manager of Legal Services

m)	Chief Financial Officer

n)	Internal Audit Direction

Board of Directors

The Board of Directors, as the ultimate decision-making, supervisory and controlling body of the Company, examines and authorises all of the operations submitted, due to their significance or size, to its jurisdiction, and gathers, in each instance, the reports and advice that are necessary to make a suitable decision. In its non-delegable supervisory function, it is the highest authority for the effective operation of the internal risk control systems pertinent to the entire Gas Natural Group. The general supervisory function of the Board of Directors in relation to the business’s pertinent risks is carried out through the collective of its own actions and, specifically, through the activities of the Audit and Control Committee.

The Board of Directors, as the primary governing body of the Company, is responsible for approving the Group Strategic Plan and Objectives, as well as the Annual Budget, all of which is framed within the general policies that are defined.

Executive Committee

The Executive Committee, in its capacity as appointed body of the Board of Directors, likewise gathers the necessary reports and advice for each case; it examines and authorises all significant operations which, due to their habitual occurrence in the Company or their financial magnitude, do not need to be authorised by the Board. The Executive Committee usually informs the Board of the decisions taken and requests, where appropriate, their ratification or approval from the highest governing body.

The Executive Committee is also responsible for proposing the Strategic Plan, the Group Objectives and the Annual Budget to the Board of Directors.

Chief Executive Officer

The Chief Executive Officer authorises the operations that, due to their financial cost or nature, are directly submitted to his/her jurisdiction and have been proposed by the Company’s General Managers in the necessary reports. In the event that the operations exceed the pre-established limits, they are submitted by the Chief Executive Officer to the Executive Committee or the Board of Directors, as appropriate.

As a fundamental and principal function, the Chief Executive Officer is responsible for the execution and implementation of the agreements adopted by the Board of Directors and the Executive Committee, and can give authority to the Company Executives which are most suitable in each case, in accordance with the nature and significance of the matter.

The participation of the Chief Executive Officer in the discussion of the most pertinent conclusions of the Corporate Risk Map is also significant. The conclusions complement and contextualise the decision-making process in terms of the risks assumed by Gas Natural.

Audit and Control Committee

The responsibilities of the Audit and Control Committee are established in the Articles of Incorporation and the Regulations of the Board of Directors. Amongst these are the functions of researching, reporting, supporting and making proposals to the Board of Directors in relation to their monitoring tasks, by means of a periodic review of compliance with the procedure for drafting business and financial information, the procedure for the identification and assessment of the risks included in the Corporate Risk Map, the Internal Control System of the Company (Regulations, Laws, Policies, Codes, Accounting and Internal Control Procedures, etc.) of the accounts auditing procedure and independence of the External Auditor, and compliance with established policies in matters of corporate governance.

Strategy, Investment and Competition Committee

The functions of the Strategy, Investment and Competence Committee are for proposals and reports to the Board of Directors and its Executive Committee on

strategic decisions relevant to the Gas Natural Group and investments or divestiture in assets which, due to their magnitude, must be reported to the Board of Directors or its Executive Committee.

The Committee is also responsible for overseeing the actions which are taken by regulatory bodies or the Courts (national, supranational or international) in relation to competition.

Management Committee

The Management Committee, comprised of the Senior Executives (specifically by the Chief Executive Officer, the General Managers and the Corporate Directors), is the body that coordinates the business and corporate departments. Its principal functions include researching and proposing the objectives, the Strategic Plan and the Annual Budget, as well as escalating the proposals for actions that may affect the securing of the Company’s Strategic Plan to the highest authorities.

All of the members of the Management Committee also participate in the drafting of the Corporate Risk Map through technical meetings at which they contribute their views on the principal uncertainties and possible effects on the business.

Data Protection Committee

Its objective is to instigate, coordinate and drive the introduction of organisational and technical measures in all of the Group’s companies, which ensure the security and confidentiality of the personal data provided by customers, suppliers or employees, fulfilling, in turn, the provisions set forth in the Personal Data Protection Act and its Security Regulations. It must ensure coverage for the risks that are inherent to its scope of operation.

Quality Committee

Its main objectives are to submit the Strategic Quality Plan for approval from the Senior Management and, in partnership with the Quality Management, is also responsible for coordinating and driving the introduction of the provisions in the Plan in each of the affected organisational units, theses units being ultimately responsible for their introduction. Likewise, through the Quality Management, it reports on the development of the measurements taken recurrently and systematically of GAS NATURAL Group’s customer satisfaction and the alignment between the quality objectives and intrinsic business risks.

Chief Executive Officer

Responsible for the overall management of the common services in fields such as Information Systems, Purchasing and Supplier Management, Engineering and New Business as well as Technology, Safety and Energy Efficiency and Quality. The role played by these departments is fundamental for the management and mitigation of risks of an operational nature. Specifically:

The Information Systems unit is responsible for defining, planning and applying information systems and ensuring proper advice and service is provided to the various Business Units of Gas Natural. Of particular significance is the Information Security department which is responsible for defining the security policies and managing and monitoring the necessary operations for obtaining the security levels established in the Information Security Plan. It is also responsible for driving, coordinating and carrying out the monitoring of operations relating to compliance with the Personal Data Protection Act.

The Purchasing and Supplier Management department is responsible for defining, planning and introducing policies for purchasing assets and services and managing suppliers to Gas Natural. For supplier management it will drive and coordinate the development and introduction of models oriented for assessing and ensuring the objective quality of the suppliers contracted by Gas Natural.

The Engineering and New Business department is responsible for defining, planning and introducing Engineering and Purchasing policies for Gas Natural’s entire scope, developing national and international engineering projects and managing new businesses, existing or newly created, during their initial launch, development and consolidation phase.

The Technology, Safety and Energy Efficiency department is responsible for establishing the general policies and principles for governing the various operative Departments of Gas Natural in terms of Industrial Safety, the Environment and Prevention of Risk in the Workplace. This Department keeps the body of technical regulations up to date and ensures it is complied with. It coordinates the operations that derive from the application of the Kyoto Protocol to reduce the impact of the Tradable Emission Rights System.

Managing Director of Gas Management

Responsible, through the Gas Balance Unit, for defining the supply of gas and analysing the balance of supply and demand, knowing its value and flexibilities in order to propose performance indicators to optimise global profit. In addition he/she acts in coordination with the Business Units to ensure the safety of the gas supply system in countries in which Gas Natural operates.

Manager of Strategy and Development

Responsible for defining Gas Natural’s strategic line by developing an approach for the world energy markets. Also responsible for making predictions and carrying out sensitivity analyses for impact caused by changes to the energy scenario or the regulatory framework, or by the acquisition of new businesses or activities.

Likewise, it is responsible for optimising the investments portfolio and analysing the profitability of Gas Natural’s assets in collaboration with the Business Units.

Legal Services Management

The Legal Services Management carries out its functions and services to guarantee the legality of the Company’s operations and avoid risks in commercial and corporate areas and, in general, guarantee the fulfilment of existing legal obligations. It is divided into several departments oriented to provide service to the various Business Units, in fields related to Wholesale Business, Retail Business, International Business, Gas Management, Fair Competition and Litigious Legal Services.

Chief Financial Officer

The Chief Financial Officer is responsible for establishing the appropriate policies, procedures and systems for optimising the economic, financial and fiscal management of Gas Natural. In terms of risk control and management, the functions of the Finance and the Risk Control and Management Units, both attached to this Management body, are notable.

The Finance Unit, through the Insurance Department, is responsible for assessing potential risks of material damage, civil liability and loss of profit, as well as the management of incidents that affect Gas Natural in this area, proposing, managing and administrating the industrial insurance policies.

The Finance Unit, through the Financial Planning and Management Unit, is also responsible for managing Gas Natural’s funding requirements and financial risks in interest and exchange rates, in coordination with the Risk Control and Management Unit.

The Risk Control and Management Unit is responsible for conceptually determining the risks inherent in Gas Natural ‘s business and assess the global risk profile, developing the necessary policies and tools.

Likewise it is responsible for defining and monitoring the Regulations which govern authorisations, responsibilities and limits for the risks to be assumed in the operations carried out by Gas Natural.

Internal Audit Direction

The main purpose of the Internal Audit Direction is to ensure the supervision and continuous assessment of the effectiveness of the Internal Control System in all fields of the Gas Natural Group, providing a systematic and stringent approach for process monitoring and improvement, and for the assessment of operational risks and controls relating thereto. All of the foregoing is designed to achieve compliance with the Strategic Objectives of the Gas Natural Group: Profitability, Growth and Quality, as well as assisting the Audit and Control Committee and the Senior Management of the Gas Natural Group in fulfilling its duties in terms of management, control and corporate governance.

In order to achieve these aims, the Internal Audit Direction, which answers to the Audit and Control Committee and which in turn reports to the Chairman and Chief Executive Officer of Gas Natural, draws up and executes a Strategic Audit Plan, and Annual Internal Audit Plans, in accordance with a method of assessment of operational risks, based on the Conceptual Framework of the COSO Report and taking as a basis the type of risks defined in the Corporate Risk Map of the Gas Natural Group.

In accordance with the aforementioned methodology, the operational risks associated with the processes are prioritised by evaluating their incidence, relative importance, and degree of control. Based on the results obtained in the aforementioned assessment, an action plan is designed with a view to implementing corrective measures which will mitigate residual risks identified as having greater potential impact than the established tolerable risks.

D.5.	Identification and description of the procedures for compliance with the different Regulations affecting the Company and/or its Group

Apart from the activities of the Company’s Internal Audit Direction, it is the Audit and Control Committee’s task to ensure compliance with the Regulations for Organisation and Operation of the Board of Directors and its Committees, as well as the Internal Code of Conduct, in addition to the rules governing the Company. It also makes proposals for improving established procedures.

E GENERAL MEETING

E.1.	Enumerate the number required for a quorum to call a General Meeting as established in the statutes. Describe the differences between this number and the minimum number stipulated in the Spanish Companies Act (LSA).

Articles 31 of the Articles of Incorporation and 12 of the General Meeting Regulations.

The General Meeting shall be validly constituted in an initial convocation when the shareholders, either present or represented, hold at least twenty-five percent of the share capital with voting rights.

In the second call to meeting any amount of represented share capital is permissible to constitute a meeting.

In the event that the Ordinary or Extraordinary General Meeting is required to issue debentures, increase or reduce capital, or agree to the transformation, merger or spin off of the Company and in general, any amendment to the Articles of Incorporation, at least fifty percent (50%) of the shareholders with voting rights shall be required to be present when the meeting is initially convened. In the second call to meeting it will be sufficient for twenty-five percent (25%) of the share capital to be present.

The Meeting will thus be deemed convoked and validly constituted to address any matter provided that all the share capital is represented and the attendees unanimously accept that the Meeting shall be held.

The quorums referred to shall be the same as the legal minimum for such cases.

E.2.	Explain the regime for adopting company decisions. Describe how the regime differs from that of the LSA.

Articles 24 and 32 of the Articles of Incorporation and 21 of the General Meeting Regulations.

The shareholders constituted in a duly convened General Meeting, shall decide by majority vote on the matters which are the competence of the Meeting.

In the event that in the General Meeting less than fifty percent (50%) of the shareholders with voting rights are present, any agreements relating to the issue of debentures, increase or reduction in capital, the transformation, merger or spin off of the Company and in general, any amendment to the Articles of Incorporation, shall only be considered validly adopted when two thirds of the Company capital represented in the meeting votes in favour of the motion.

There is no difference with the regime stipulated by the LSA for this purpose.

E.3.	List the shareholders’ rights in relation to General Meetings which differ from those of the LSA.

Shareholders’ rights in respect of General Meetings are those established by the Spanish Companies Act and other applicable legal Regulations:

•	Right to information

•	Right of attendance

•	Right of representation

•	Right to vote

E.4.	Indicate, if appropriate, the measures adopted to encourage participation of the shareholders in General Meetings.

Articles 6, 7, 16, 17 and 18 of the General Meeting Regulations. (See. E.6.)

The most notable measure is the Meeting’s approval of its Regulations since, as indicated in its introduction, the Regulations constitute an obligatory reference for improving the information provided to shareholders on the content of the decisions to be taken and in achieving their active participation in the General Meetings.

The Regulations were approved by the Ordinary General Meeting held on 14 April 2004.

From the date of publication of the announcement of the General Meeting, the Company shall place on its website all the proposals for decisions formulated by the Board of Directors in respect to the items on the Agenda, unless since the proposals are not legally or statutorily required to be made available to the shareholders from the date of the meeting announcement, the Board deems that there is a justifiable reason for not doing so.

In addition, from the date of the announcement of the meeting, any other information which is considered appropriate for facilitating the attendance of the shareholders at the Meeting and their active participation therein shall be published on the Company website including:

(i)	Information on the meeting venue, indicating if appropriate, access to the room designated for this purpose.

(ii)	Sample of an attendance card and the document for vote delegation indicating the procedure for obtaining the originals.

(iii)	If available, a description of the delegation or electronic voting systems which may be used.

(iv)	Information, if appropriate, on the systems and procedures which facilitate monitoring of the Meeting (simultaneous translation or diffusion via audiovisual media).

In addition, the shareholders may, prior to the General Meeting, request in writing from the Board of Directors any reports or clarifications they deem appropriate regarding matters included in the Agenda. The Board of Directors, except in specific cases (detrimental to Company interests, matters not included in the Agenda or irrelevant information) is obliged to provide that information.

When the meeting is held, the Chairman will invite the shareholders who wish to intervene to identify themselves to the Meeting Secretary. Having given the reports that the Chair deems appropriate, and prior to voting having addressed all the items in the Agenda, the shareholders may take the floor. During this part of the meeting shareholders may verbally request any reports or clarifications deemed appropriate regarding items in the Agenda. The Administrators of the Company, except in the cases mentioned in the previous paragraph, are obliged to provide the information requested. This information shall be provided by the Chairman or, if appropriate, as he indicates, by the Chairman of the Audit and Control Committee, or any other Board Committee competent in the matter in question, the Secretary, an Administrator, or if advisable, any employee or expert in the matter in hand.

E.5.	Indicate whether the position of Chairman of the General Meeting coincides with that of Chairman of the Board of Directors. Indicate, if appropriate, the measures adopted to encourage independence and effective operation of the General Meeting.

Yes  ☒                                         No  ☐

Details of measures

The General Meeting Regulations, which contain full details of the measures for ensuring independence and effective operation of the meeting, may be consulted on the Company website.

The most significant measures adopted are as follows:

•	The General Meeting may be attended by those shareholders who either individually or in a group with others hold a minimum of 100 shares provided that they are recorded in the corresponding accounting register five days prior to the meeting, and that they possess as indicated in the meeting announcement, the corresponding attendance card attesting to compliance with the aforementioned requirements, which shall be issued in the name of the entities to whom it legally corresponds.

•	As a general rule, the media shall be permitted access to the Meeting in order to subsequently make public the progress of the meeting and the decisions taken therein.

•	In addition, a video of the meeting will be made available for subsequent dissemination.

•	In order to ensure the security of those attending and the good order and progress of the General Meeting, sufficient surveillance, protective measures as well as access control will be available.

•	As a general rule, the necessary requirements for simultaneous translation of the speakers at the meeting shall be made available.

•	Shareholders have the right to intervene in the General Meeting and to request the information and clarifications they deem appropriate, and the Chairman of the Meeting in the exercise of his powers and without prejudice to any other actions may

(i)	Request that speakers clarify questions which have not been understood or which have not been sufficiently explained.

(ii)	Call the other shareholders to order so that they confine their comments to matters relating to the Meeting and refrain from making inappropriate statements or exercising their rights in an abusive or obstructive manner,

(iii)	Announce to those wishing to speak that the time allotted to them is coming to an end and that they should adjust their speech accordingly, and if they persist in the conduct described in the preceding paragraph, their right to speak shall be withdrawn; and

(iv)	If it is considered that their contribution disrupts or may disrupt the normal course of the meeting, they may be required to leave the premises and if appropriate, the necessary measures may be taken to ensure that they are ejected.

•	It should be pointed out that, without detriment to the possibility of formulating proposals for decisions pursuant to article 100 of the LSA, prior to the announcement of the General Meeting, when the floor is open to speakers, the shareholders may formulate proposals for decisions to the General Meeting on matters in the Agenda which do not legally need to be made available to the shareholders when the meeting is announced, and on those questions on which the Meeting may deliberate without their being included in the Agenda.

E.6.	Indicate if appropriate, the amendments made during the financial year to the General Meeting Regulations.

In the Ordinary General Meeting held on 20 April 2005, the following articles of the General Meeting of Shareholders Regulations were amended:

•	Article 9: (Right to assistance) The minimum number of shares required to attend General Meetings was reduced to 100 (formerly 600).

•	Article 8: (Delegations) The possibility of representation via remote communication was introduced.

•	Article 23: The possibility of establishing electronic voting systems or any other telematic form of communication was introduced.

Similarly, articles 33 and Additional Provision Bis of the Articles of Incorporation were duly amended.

E.7.	Indicate the attendance data of the General Meetings held during the financial year to which this report refers:

Attendance data
Date of General Meeting	% physical presence	% represented	% remote voting	Total
20-04-2005	72.520%	9.750%	—	82.270%

E.8.	Indicate briefly any decisions taken in the General Meetings held during the financial year to which this report refers, and the percentage of votes in the case of each decision.

During 2005 GAS NATURAL SDG, S.A. held an Ordinary General Meeting of Shareholders on 20 April 2005. The decisions adopted and the percentage of votes accorded to each are indicated below, as well as the share capital present and represented.

ORDINARY GENERAL MEETING OF GAS NATURAL SDG, S.A. 20-04-05

ONE.- Analysis and approval, if applicable, of the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account) of the Management Report, both for Gas Natural SDG, S.A. and its Consolidated Group, of the proposal for the application of surplus of Gas Natural SDG, S.A and the management of its Board of Directors, pertaining to the year ended on 31 December 2004.

Votes against: 0.007%

Abstentions: 0.083%

Votes in favour: 99.910%

TWO.- Transfer 237.069,10 Euros from the “Provision for Freedom from Depreciation” Account, Royal Decree 2/1985 of 30 April to “Voluntary Reserve”.

Votes against: 0.000%

Abstentions: 0.000%

Votes in favour: 100.000%

THREE.- Amendments to the Articles of Incorporation:

(1) Article 33.- Right of attendance Reduction in the minimum number of shares required to attend the General Meeting.

(2) Introduction of the Additional Provision Bis. Delegation and voting by remote communications media

Votes against: 0.000%

Abstentions: 0.003%

Votes in favour: 99.997%

FOUR.- Amendment of the General Meeting Regulations.

(1) Article 9.- Right of attendance Reduction of the minimum number of shares required to attend the General Meeting.

(2) Article 8.- Delegation by remote communications media.

(3) Article 20.3.- Voting by remote communications media.

Votes against: 0.000%

Abstentions: 0.003%

Votes in favour: 99.997%

FIVE.- Ratification, appointment, renewal or re-election of members of the Board of Directors and if appropriate, establishment of number of members.

Votes against: 0.069%

Abstentions: 0.018%

Votes in favour: 99.913%

SIX.- Authorisation of the Board of Directors for the derivative acquisition of own shares either directly or through owned companies in the terms agreed by the General Meeting and with the legally established restrictions, thus cancelling the authorisation agreed by the General Meeting of Shareholders of 14 April 2004.

Votes against: 0.000%

Abstentions: 0.000%

Votes in favour: 100.000%

SEVEN.- Extension of the mandate of PricewaterhouseCoopers Auditores, S.L. as auditors of the Company and its Consolidated Group for the financial year 2006.

Votes against: 0.067%

Abstentions: 0.003%

Votes in favour: 99.930%

EIGHT.- Delegation of powers of attorney to supplement, develop, execute, remedy and formalise the decisions taken by the General Meeting.

Votes against: 0.000%

Abstentions: 0.000%

Votes in favour: 100.000%

E.9.	Indicate, if appropriate, the number of shares required to attend the General Meeting and if there are any statutory restrictions in this respect.

Pursuant to Article 33 of the Articles of Incorporation and article 9 of the General Meeting Regulations, the General Meeting may be attended by those shareholders who, either individually or grouped with others, hold a minimum of 100 shares, provided that they are recorded in the corresponding accounting register five days prior to the meeting, and that they possess as indicated in the meeting announcement, the corresponding attendance card attesting to compliance with the aforementioned requirements, which shall be issued in the name of the entities to whom it legally corresponds.

E.10.	Indicate and justify the Company’s policy with regard to delegation of votes at the General Meeting.

In accordance with the terms of article 34 of the Articles of Incorporation and article 8 of the General Meeting Regulations, each shareholder with the right to vote in the General Meeting may be represented by an agent provided that this person as a Company shareholder is part of the Meeting.

The representation should be stated in writing which includes any representation granted by any means of remote communication which duly guarantees the identity of the person.

Natural persons who are shareholders and who are not in full possession of their civil rights and legal persons who are shareholders may be represented by duly accredited legal agents

Representation which cannot be demonstrated according to law shall not be deemed valid or effective.

Representation may be revoked at any time.

Personal attendance at the General Meeting of the person represented shall have the value of revocation.

In cases where the Administrators of the Company represent any shareholder, the document authorising that delegation should contain the Agenda of the Meeting as well as instructions for exercising the right to vote. If there are no such instructions, a favourable vote shall be assumed in respect of the proposals of the Board of Directors.

With respect to remote voting, from the time specified by the Board of Management, public announcement shall be made of the procedures established by the Company for exercising the right to vote via electronic procedures or any other remote means of communication.

E.11.	Indicate whether the Company is aware of the institutional investors’ policy of participating or not in company decisions:

Yes  ☐                                         No  ☒

Describe the policy

E.12.	Indicate the address and means of access to corporate governance information on the website.

All the information required pursuant to article 117 of the Securities Market Act 26/2003 of 17 July and Order ECO/3722/2003 and Circular 1/2004 of 17 March of the CNMV may be found on the website www.gasnatural.com. The Corporate Governance information can be accessed through the section Information for Shareholders and Investors

F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree to which the Company has complied with existing Corporate Governance Recommendations or, if appropriate, the assumption of those recommendations.

In the event of failure to comply with any such recommendations, explain the recommendation, standards, practices or criteria in question applied by the Company.

Should the document referred to in ORDER ECO/3722/2003 of 26 December fail to have been drafted, the recommendations of the Olivencia and Aldama Reports should be taken as a reference for completing this section.

Listed below are the most relevant aspects with regard to compliance with Corporate Governance recommendations contained in the Good Governance Code (the “Olivencia Code”) and which have been updated and, if appropriate, amended by the Aldama Commission.

The Company’s level of compliance with these recommendations should be deemed to be satisfactory, with the most significant aspects being the following:

1. DUTIES OF THE BOARD OF DIRECTORS

RECOMMENDATION 1: “That the Board of Directors expressly assumes the core of its mission to be the general function of supervision, and to exercise its non- delegable responsibilities and to establish a formal catalogue of matters reserved to its knowledge”.

As established in its Regulations, the Board of Directors expressly assumes the core of its mission to be the general function of supervision, and to exercise the non- delegable responsibilities that this entails and to establish a formal catalogue of matters reserved for its knowledge.

It is the duty of the Board of Directors to carry out any actions required to fulfil the corporate purpose and to establish any supervisory systems required to ensure the control of decisions made by its members, and their conformance with the law, corporate interests and the shareholders’ interests.

The powers which, according to its Regulations, are the express prerogative of the Board of Directors are as follows:

1.-	Presentation to the Ordinary General Meeting of the Annual Accounts and the Directors’ Report both of GAS NATURAL SDG, S.A., and its consolidated companies as well as any other proposals legally required of the Administrators of the Company.

2.-	Approval of the Group Strategic Plan and its Annual Budgets.

3.-	The incorporation of new companies or participation in already existing companies when this presupposes an investment exceeding six million euros of a stable nature for the GAS NATURAL Group, or is removed from the main Company activity. The Chairman and/or the Chief Executive Officer(s) shall be responsible for deciding on any investment in the incorporation of new companies or participation in already existing companies, when said investment does not exceed the previous financial limits or when the investments have been sufficiently provided for and detailed in the annual budgets and in the Group Strategic Plan.

4.-	Operations involving the merger, absorption, spin-off or association in which any of the companies directly controlled by GAS NATURAL SDG, S.A. are interested.

5.-	Disposal of capital shares in companies or other fixed assets with a value exceeding six million euros.

6.-	Approval of investment projects exceeding ten million euros, with approval for investments between six and ten million euros corresponding to the Chairman and/or the Chief Executive Officer(s) informing the Board at the first Board meeting held of the investments which have been approved. The remaining levels of authorisation in the Company shall be established by the corresponding internal Regulations.

7.-	The issue of a series of promissory notes, debentures of similar securities by GAS NATURAL SDG, S.A. or its major investee or controlled holdings.

8.-	The granting of warranties to guarantee securities of entities which are not controlled by the Group.

9.-	Assignment of rights in the trade name and trademarks as well as patents, technology and any other type of industrial property belonging to GAS NATURAL SDG, S.A or Group Companies and which have financial relevance.

10.-	Creation, investment and supervision of the management of personnel pension plans and any other undertakings involving personnel which imply long term financial liabilities for the Company.

11.-	Long term agreements albeit of a business, industrial or financial nature which have strategic importance for the GAS NATURAL SDG, S.A. Group.

12.-	Approval of any Company transaction with a significant shareholder pursuant to the terms of article 19.

Both the Board of Directors and the Executive Committee have powers to decide in the matters referred to in points three, five, six and twelve

The Chairman and the Chief Executive Officer(s) shall execute the decisions taken by the Board of Directors pursuant to this article and shall notify the authorisation or approval in the appropriate manner, or shall issue instructions to act as required.

2. INDEPENDENT DIRECTORS

RECOMMENDATION 2: “The Board of Directors shall have a reasonable number of independent Directors who, while they enjoy professional prestige are not connected in any way with the executive team or significant shareholders”.

The Board of Directors comprises 17 members as established by the General Meeting and of these, six (6) are External Independent Directors, who shall be professionally renowned and not connected in any way with the executive team or any significant shareholders.

3. COMPOSITION OF THE BOARD OF DIRECTORS

RECOMMENDATION 3: “That in the composition of the Board of Directors the external Directors (proprietary and independent members) shall constitute a broad majority over the Executives and that the proportion of proprietary and independent members shall be established taking into account the existing relation between the significant capital packages and the remainder”.

Of the 17 members who make up the Board of Directors, 6 are Independent Directors, 8 are Proprietary Directors and 3 are Executive Directors.

As a result, the majority of the Board of Directors comprises external, proprietary and independent Directors and the proportion of proprietary and independent members is adequate, taking into account the significant shareholder packages in the Company’s share capital.

4. NUMBER OF DIRECTORS

RECOMMENDATION 4: “That the Board of Directors adapts its size to achieve a more effective and participatory operation. In principle, an appropriate number of Directors would vary between five and fifteen”.

Article 41 of the Articles of Incorporation sets the minimum number at 10 and maximum of 20 members of the Board of Directors. In 2004 on the order of the General Meeting of Shareholders the number of Directors was established as 17 which is the number currently in force, and which is considered a balanced amount to provide an appropriate number for the Executive Committee and the three Committees dedicated to studies and proposals as defined by the Board Regulations.

5. CHAIRMAN OF THE BOARD OF DIRECTORS

RECOMMENDATION 5: “That in the event that the Board opts for a formula in which the Chairman is Senior Executive of the Company it should take the necessary measures to avoid the risks of concentrating power in the hands of a single person”.

As indicated in section B.1.16 the Regulations do not attribute the position of Senior Executive to the Chairman of the Board of Directors. As a result there are no restrictive measures on the risks deriving from placing all the powers in the hands of a single person.

6. SECRETARY OF THE BOARD OF DIRECTORS

RECOMMENDATION 6: “The position of Secretary of the Board should be accorded considerable importance, reinforcing his independence and stability and emphasising the function of ensuring the formal and material legal nature of the Board’s actions”.

The Secretary of the Board has the full support of the Board as the person responsible for the formal and material legality of the Board’s actions so that he is able to carry out his duties in an independent and reliable manner.

The Regulations of the Board of Directors provide for the appointment of a Secretary which the Board itself appoints. This position needs not necessarily be held by a Director, the person appointed shall carry out the functions attributed to him/her according to the Spanish Corporate Law and the Regulations themselves.

The Secretary shall assist the Chairman in his work and shall ensure the smooth running of the Board, ensuring that the Directors receive all the advice and information they need, keeping records of corporate documentation, and recording in the minutes and meeting records the progress of meetings, and certifying the agreements and decisions of the Governing Body. In any case, the Secretary shall be responsible for ensuring the legality of all the Board’s actions, and shall also ensure that the procedures and rules of governance are respected and revised on a regular basis.

In addition, the Board may appoint an Assistant Secretary, who will assist the Secretary and substitute him/her in the event of vacancy, absence or illness.

The duties of Secretary and Legal Adviser shall be carried out by the Secretary when this position is occupied by a Lawyer, thus reinforcing his independence and capacity to ensure the legality of the Board’s actions and activities.

7. THE EXECUTIVE COMMITTEE

RECOMMENDATION 7: “The composition of the Executive Committee, if any, should reflect the same balance as exists within the Board itself between the different kinds of Directors. Relations between these two bodies should be governed by the principle of transparency, in such a way that the Board is kept fully aware of the issues dealt with and the decisions taken by the Committee”.

The size and qualitative composition of the Executive Committee are determined according to the criterion of efficiency and its relations with the Board of Directors are based on the principle of maximum transparency.

The Executive Committee is comprised of the Chairman of the Board of Directors and seven other Directors pertaining to different groups or categories of Directors provided for in the Regulations of the Board of Directors.

The Executive Committee, basing its actions on the principle of transparency, regularly reports to the Board of Directors on the significant decisions taken at its meetings, which are generally held earlier on the same day as the Board meetings.

Pursuant to the Board Regulations, certain resolutions adopted by the Executive Committee must subsequently be ratified by the Board of Directors, either due to their importance or because they were matters submitted to the Executive Committee for study.

Regardless of the provisions of the Board Regulations, the Executive Committee reports all issues that may be of interest to the Board of Directors.

8. DELEGATED CONTROL COMMITTEES

RECOMMENDATION 8: “The Board of Directors should create internal Control Committees comprised exclusively of External Directors, entrusted with the control of information and accounting (Audit); the selection of Directors and Senior Management Personnel (Appointments); the establishment and review of remuneration policies (Remuneration); and the evaluation of the governance system (Compliance)”.

The Board Committee entrusted with control over information and accounting and with evaluating the governance system (Audit and Control Committee) is comprised exclusively of external Directors; the Committee responsible for the selection of external Directors and Senior Management Personnel and for determining and reviewing remuneration policies (the Appointments and Remuneration Committee) is composed of a majority of External Directors.

9. DIRECTOR INFORMATION

RECOMMENDATION 9: “That such measures as may be required be adopted to ensure that the Directors receive sufficient information in a timely manner, drawn up specifically and envisaged for the preparation of the meetings of the Board. Significant or reserved information may only be excluded in exceptional circumstances”.

The Regulations of the Board of Directors expressly establish that all relevant information and documentation on the issues to be addressed at meetings shall be provided to Directors prior to each Board Meeting, along with a copy of the minutes of the previous session, regardless of whether or not they have been approved.

The demands of their position require that Directors inform themselves and prepare for Board meetings and for the meetings of the Committees on which they sit, attend and participate actively in the sessions of the aforesaid bodies, oppose any resolutions that contravene the law or the Company’s best interests and perform such duties reasonably falling within their commitment to their position as they have been specifically assigned by the Board of Directors.

Furthermore, Directors shall have access, through the Chairman and, if appropriate, the Secretary of the Board, to all the Company’s services and may gather, with the broadest authority, any and all information and advice they may need about any aspect of the Company.

10. OPERATION OF THE BOARD OF DIRECTORS

RECOMMENDATION 10: “To ensure the proper operation of the Board of Directors, its meetings should be held with the frequency required to enable it to perform its duties; the Chairman should encourage the participation of all Directors, endeavouring to ensure that each one is free to adopt the stance he/she deems appropriate; particular care should be taken in the wording of the minutes and an evaluation should be made at least once each year of the quality and efficiency of the Board’s work”.

The Board Regulations establish that the Board will meet at least once every two months and as often as deemed necessary by the Chairman for the proper operation of the Company. Likewise, a Board meeting must be called when requested by at least one-third of the Directors, pursuant to article 46 of the Company’s Articles of Incorporation.

In practise, the Board of Directors meets on a monthly basis. The Secretary of the Board takes particular care in drafting the minutes to ensure that they reflect all the deliberations and the resolutions adopted at the meetings.

11. APPOINTMENT AND RE-ELECTION OF DIRECTORS

RECOMMENDATION 11: “The involvement of the Board in the selection of its members should follow a formal and transparent procedure, and should be based on a reasoned proposal prepared by the Appointments Committee”.

The Appointments and Remuneration Committee is responsible for reviewing the structure of the Board of Directors, determining the standards for revising the Articles of Incorporation, adding new Directors and all other aspects of the Board’s composition as deemed appropriate.

The Appointments and Remuneration Committee is also entrusted with evaluating the quality of the work and the dedication of the Directors proposed during the preceding mandate and for reporting, on a compulsory basis, on the proposals for the re-election of Directors which the Board of Directors chooses to submit to the General Meeting of Shareholders.

The position of Director may only be held by persons who, in addition to fulfilling the legal and statutory requirements, are of sufficient prestige and have the suitable professional knowledge and experience to enable them to perform their duties as such.

12. RESIGNATION OF DIRECTORS

RECOMMENDATION 12: “Companies’ regulations should envisage the obligation incumbent upon the Directors to resign in situations in which they may have a negative effect on the operation of the Board or on the standing and reputation of the Company”.

This is duly established, as the Board Regulations provide for various circumstances under which Directors must make their seats on the Board available to the Company to allow the Board to adopt the pertinent resolution, if deemed appropriate.

In this same vein, the Regulations establish that Directors will step down from their position on expiration of the term for which they were appointed and in all other circumstances where appropriate pursuant to the Law, the Articles of Incorporation and the Regulations of the Board of Directors.

Likewise, the Regulations state that Directors must make their seats available to the Board in the following cases:

a) When Internal Directors no longer hold the executive positions linked to their appointment as Directors.

b) When affected by any of the situations of incompatibility or prohibition envisaged by Law, the Articles of Incorporation or the Board Regulations.

c) When they commit a serious breach of their obligations which places the Company’s interests at risk.

d) When the reason for which they were appointed Independent, Executive or Proprietary Directors no longer exists.

All Directors shall inform the Company of any legal, administrative or other claim of any nature in which they are involved and which, due to its significance, could seriously affect the Company’s reputation.

13. AGE OF DIRECTORS

RECOMMENDATION 13: “An age limit should be established for holding positions on the Board of Directors. This may be between sixty-five and seventy years of age for Executive Directors and the Chairman, and may be somewhat more flexible in the case of other Directors”.

The Board Regulations do not set an age limit for acting as Director.

14. INFORMATION FACILITIES FOR DIRECTORS.

RECOMMENDATION 14: “There should be formal recognition of the right of each and every Director to gather and obtain the information and the advice required to perform their supervisory duties. The channels through which this right is to be exercised, including recourse to external experts in special circumstances, should be clearly established”.

The Regulations establish that Directors shall have access, through the Chairman and the Secretary, to all of the Company’s services and may gather, with the broadest authority, any and all information and advice they need about any aspect of the Company. They may also propose to the Board the engagement of legal, accounting, technical, financial, commercial or other types of advisers whom they deem necessary to best serve the interests of the Company, to assist them in the performance of their duties in specific situations.

The Board of Directors may overrule requests from Directors to engage external advisers when such request is deemed to be unnecessary or excessive, seeking the advice required from the Company’s internal experts and technical personnel.

15. REMUNERATION OF DIRECTORS

RECOMMENDATION 15: “The policy with respect to the remuneration of Directors, which should be proposed, evaluated and reviewed by the Remuneration Committee, should be based on the criterion of moderation, should bear a relation to the Company’s income and should be disclosed in the form of a detailed breakdown by individual cases”.

The policy of GAS NATURAL SDG, S.A. as regards the remuneration of Directors complies strictly with the content of this recommendation. Pursuant to the Regulations of the Board of Directors, the Appointments and Remuneration Committee is responsible for establishing the guidelines for the remuneration of Directors and for ensuring the transparency of such remuneration.

The position of Director is remunerated, as stipulated in the Articles of Incorporation. The remuneration of Directors must be transparent. The Annual Report, as an integral part of the Annual Accounts, as well as the Corporate Governance Report, will clearly reflect the relevant information on the remuneration paid to members of the Board of Directors.

The information in the present report on the remuneration paid to Directors is evidence of the principles of transparency, moderation and rationality applied to the determination of such remuneration.

16. GENERAL DUTIES OF DIRECTORS AND CONFLICTS OF INTEREST

RECOMMENDATION 16: “The Company’s internal regulations should detail the obligations arising from the general duties of diligence and loyalty incumbent upon the Directors, envisaging, in particular, situations of conflict of interest, their duty to confidentiality, the exploitation of business opportunities and the use of corporate assets”.

The Board Regulations detail the obligations of Directors in the section on the legal Articles of Incorporation, addressing situations of conflict of interest, their duty of confidentiality, the exploitation of business opportunities and the use of corporate assets.

In the performance of their duties, Directors shall behave with the diligence of orderly businessmen and loyal representatives. Their actions shall be guided by the Company’s interests, interpreted in a fully independent manner, endeavouring at all times to defend and protect the interests of the shareholders.

Directors shall abstain from deliberating and voting on matters in which they have a direct or indirect interest and which could give rise to conflicts of interest. This concept shall be applicable when the matter affects a member of the Director’s family or a company or entity not belonging to the GAS NATURAL Group in which the Director holds office or acts as a representative, Director or adviser or in which the Director holds a significant percentage of share capital or has been proposed by such company or entity as a Proprietary Director to serve on the Board of Directors of GAS NATURAL SDG, S.A.

Directors are obliged to maintain the secrecy of the Board’s deliberations and voting and that of any confidential information to which they may have access due to their positions.

Likewise, the Regulations also obligate Directors not to compete by holding office or maintaining relations with companies that operate in any of the activities included in the corporate purpose of GAS NATURAL SDG, S.A. or any company within its Group.

Finally, the Regulations restrict the use by Directors of any non-public Company information for private purposes and prohibit them from using the Company’s assets and their position in the Company to gain financial advantage without the appropriate compensation.

In addition to the Regulations, the Company’s Internal Code of Conduct also contains provisions related to information on conflicts of interest, which both members of the Board of Directors and the Company’s Senior Management are obliged to provide.

17. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

RECOMMENDATION 17: “The Board of Directors should seek the adoption of the appropriate measures addressed at extending the duty of loyalty to major shareholders, establishing, in particular, precautions with respect to transactions between such shareholders and the Company”.

The Regulations of the Board state that the Board must approve transactions between significant shareholders and the Company, after prior report from the Appointments and Remunerations Committee, which must assess the transaction from the viewpoint of parity and market conditions, and where applicable, report from the Strategy, Investment and Competition Committee on the appropriateness of the transaction. The Proprietary Director appointed by the significant shareholder affected by the transaction shall abstain from deliberating and voting on the transaction in question.

Where the transactions in question are ordinary ones, generic authorisation may be granted for the line of transactions and the conditions for their execution.

Transactions with significant shareholders are published in the Annual Corporate Governance Report.

18. COMMUNICATION WITH SHAREHOLDERS

RECOMMENDATION 18: “Measures should be put in place to make the procedure for the delegation of votes more transparent and to enhance the level of communication between the Company and its shareholders, in particular, with institutional investors”.

The Regulations stipulate that the Board of Directors shall establish the appropriate procedures for fostering relations with shareholders and for promoting the informed participation of shareholders in the General Meetings of Shareholders.

To this effect, the Board of Directors, through one of its members and with the collaboration of other Directors as necessary, may organise informational meetings on the progress of the Company and its Group for shareholders residing in the key financial districts in Spain and other countries. Likewise, the Board of Directors is empowered to adopt any and all measures deemed appropriate to enable the General Meeting of Shareholders to effectively perform the duties entrusted to it by Law and the Company’s Articles of Incorporation. In particular, the Board of Directors shall adopt the measures it deems appropriate to provide shareholders with all the information needed to enhance communication with shareholders both before and during the General Meeting of Shareholders.

19. TRANSPARENCY.

RECOMMENDATION 19: “The Board of Directors, beyond the requirements established by the legislation currently in force, should be responsible for furnishing the markets with speedy, accurate and reliable information, particularly in relation to the Company ownership structure, substantial modifications to its rules of governance, transactions of particular relevance with related parties and bought-back stock”.

According to the Regulations, the Board of Directors shall ensure punctual compliance with all regulations regarding the information to be reported on relevant events and shall adopt the measures necessary to guarantee that all quarterly, bi-annual and annual financial information, and any other deemed appropriate, is made available to the markets quickly, accurately and reliably.

With regard to the ownership structure, substantial modifications in its rules of governance, transactions of particular relevance and treasury stock, all such information shall be included in the various reports issued annually by the Company.

Likewise, the Board of Directors shall adopt and execute any and all measures necessary to ensure the transparency of the Company’s conduct in financial markets, to encourage the correct formation of the price of the Company stock, to supervise the financial information published regularly and to perform any and all duties required of the Company as a listed company. The Company shall have an Internal Code of Conduct for the securities market in place at all times, which must be observed by the members of the Board, Senior Management personnel and all other employees whose duties are or could be related to the aforesaid securities market.

20. FINANCIAL INFORMATION

RECOMMENDATION 20: “All regular financial information which, in addition to the annual information, is furnished to the markets should be drawn up in accordance to the same principles and professional practises as apply in the preparation of the annual accounts and should be verified by the Audit Committee prior to publication”.

The Regulations stipulate that the financial information should be drawn up in accordance with the same principles and professional practises as apply to the preparation of the Annual Accounts.

The Audit and Control Committee is responsible for reviewing the information on the Company’s activities and results that is drawn up periodically in compliance with the securities market regulations, ensuring the accuracy and transparency of the same. Likewise, the Committee is entrusted with establishing the measures it deems appropriate in connection with auditing, internal financial control systems and compliance with laws governing information furnished to financial markets and the transparency and accuracy of the same.

21. EXTERNAL AUDITORS

RECOMMENDATION 21: “The Board of Directors and the Audit Committee should monitor situations which may jeopardise the independent status of the Company’s external auditors and, specifically, should verify the percentage represented by fees paid by the Company to the audit firm for all services rendered in the total income of such firm. Information should be issued publicly on the fees paid for professional services other than audit services provided by the said audit firm”.

The Audit and Control Committee is responsible for dealing with external auditors, receiving information on issues that could jeopardise their independence and any other information related to the external auditing process, as well as the notifications established in account auditing law and technical auditing standards.

The responsibilities of the Audit and Control Committee include acting as a liaison for communication between the Board of Directors and the external auditors, and assessing the results of each audit.

During the 2005 fiscal year, the fees charged by the external auditors and their firm for the auditing work performed at GAS NATURAL SDG, S.A. and the companies belonging to its consolidated Group totalled €4,096,589.89-.

The fees charged by the auditors and their firm for services other than auditing rendered to GAS NATURAL SDG, S.A. and the companies belonging to its consolidated Group totalled €826,824.83.

22. RESERVATIONS IN AUDITS

RECOMMENDATION 22: “The Board of Directors should endeavour to ensure that the accounts it draws up are submitted to the General Meeting of Shareholders without reservations and qualifications in the audit report. When this is not possible, both the Board of Directors and the Auditors should explain clearly to both shareholders and the markets the nature and scope of the discrepancies”.

Pursuant to the Board Regulations, the Chief Financial Officer and the Audit and Control Committee shall issue a report on the Annual Accounts and the Directors’ Report prior to submitting them to the Board of Directors for approval.

The Board shall endeavour to draw up the Annual Account in such a way that they contain no reservations from the Company’s auditors. In those cases where the Board believes its opinion should prevail over that of the Accounts Auditor, the Board of Directors shall publicly explain the content and scope of the discrepancy.

The reports on the individual and consolidated Annual Accounts of GAS NATURAL SDG, S.A. for the 2005 fiscal year contain no reservations.

23. CORPORATE GOVERNANCE INFORMATION

RECOMMENDATION 23: “The Board of Directors should include in its annual public report information on its rules of governance, explaining any aspects in which such regulations fail to conform to the recommendations of this Code”.

The Company, as established by the legislation in force, has published an Annual Corporate Governance Report since 2004, which is approved by the Board of Directors, forwarded to the CNMV and made available to all shareholders and investors on the Group website.

24. CORPORATE WEBSITE

RECOMMENDATION: “The Company should establish a website where shareholders, investors and the market in general can obtain information on the financial and other significant events involving the Company, and which facilitates shareholder participation in the exercise of their rights to information and other corporate rights.”

In execution of resolution of the Board of Directors passed on 31 October 2003, the Company has a corporate website, www.gasnatural.com, which contains financial information on the Company and data related to corporate governance.

Moreover, the section entitled “Information for Shareholders and Investors” contains information on quarterly results, annual reports, data for the last 5 years (evolution of the main financial aggregates), presentations (reports for analysts), the General Meeting of Shareholders (resolutions of the last General Meeting and announcement of the next meeting), financial calendar, shares and share capital, share issues and ratings, relevant events, corporate governance and communication with the Company.

Thus, the Company has complied with the provisions of article 117 of the Securities Market Act (wording contained in Act 26/2003), in Order ECO/3722/2003 and Circular 1/2004 of 17 March issued by the CNMV.

G OTHER INFORMATION OF INTEREST

If you consider that there is any important principle or aspect regarding the Corporate Governance practises applied by your company which have not been covered in this report, please explain below.

In this section you may include any information or clarification with regard to the previous sections of this report to the extent that they are relevant and non-repetitive.

More specifically, indicate whether your company is subject to any corporate governance legislation other than Spanish law, and if so, include any information that is mandatory and different from that requested herein.

Clarification of section A.6:

On 16 December 2002 the Company’s majority shareholders, “LA CAIXA and REPSOL-YPF, S.A. signed an Addendum to the novation dated 16 May 2002 of the agreement signed by the aforesaid companies on 11 January 2000. The object of such document was to increase the number of Independent Directors on the Board of Directors and to regulate the composition of the Board and the number of Directors until such time as the General Meeting of Shareholders could approve the amendment to the Articles of Incorporation to increase the minimum and maximum number of Company Directors. These same amendments should also be applied to the Company’s Executive Committee.

Subsequently, on 20 June 2003, the same majority shareholders (LA CAIXA and REPSOL-YPF, S.A.), in response to the request from the CAIXA D’ESTALVIS DE CATALUNYA and HISUSA HOLDING DE INFRAESTRUCTURAS Y SERVICIOS URBANOS, S.A. which held 3% and 5% respectively of the share capital in GAS NATURAL SDG, S.A., signed the Second Addendum to the Novation Agreement dated 11 January 2000, by virtue of which and in order to allow Caixa d’Estalvis de Catalunya to enter the Board of Directors, it was agreed to increase the number of members of the Board of Directors of GAS NATURAL SDG, S.A. to 17, with voting on this matter to take place at the next General Meeting of Shareholders.

Clarification of section B.1.2.:

Board of Directors member Mr. José Arcas Romeu was ratified in his position and appointed Director for the statutory term of three years at the Extraordinary General Meeting of Shareholders held on 7 April 2006.

Mr. Rafael Villaseca Marco was appointed Chief Executive Officer by co-optation on 28 January 2005, to replace Mr. Enrique Locutura Rupérez. His appointment was subsequently ratified and he was appointed Director for the statutory term of three years at the General Meeting of Shareholders held on 20 April 2005.

Clarification of section B.1.3.:

At the Board of Directors meeting held on 28 January 2005 Mr. Enrique Locutura Rupérez tendered his resignation from his position. He was replaced by Mr. Rafael Villaseca Marco, who was appointed to the Board and named Chief Executive Officer. Such appointment was subsequently ratified by the General Meeting of Shareholders held on 20 April 2005.

On the table showing the External Proprietary Directors, if no indication is made of the Committee that proposed their appointment, this is due to the fact that when the appointment was made, the Appointments and Remuneration Committee had not yet been established.

The variation in the type of Director indicated for Mr. Guzmán Solana Gómez is due to the strict application of the criteria established in the CNMV Circular 1/2004, of 17 March.

Clarification of section B.1.5.:

The delegation includes all of the powers of the Board of Directors except those that may not be delegated by law or pursuant to the Articles of Incorporation and those which may not be delegated by virtue of article 5 of the Regulations of the Board of Directors.

Clarification of section B.1.8.:

The information furnished includes the remuneration payable to active Directors at 31 December 2005 and all those who were members of the Board during the 2005 fiscal year.

Clarification of section B.1.9.:

The information furnished includes the remuneration payable to members of Senior Management at 31 December 2005 and those who served as Senior Management during the 2005 fiscal year.

Clarification of section B.2.2.:

Resolution of the Company Board of Directors dated 6 February 2006 accepted the resignation tendered by Mr. José Luis Jové Vintró from his position as member of the Audit and Control Committee. Independent Director Mr. Miguel Valls Maseda was appointed to take his place.

Clarification of section B.2.6.:

On the list of powers reserved for the Board of Directors under article 5 of the Regulations of the Board of Directors, please note that powers 3, 5, 6 and 12 may also be exercised by the Executive Committee.

Clarification of section C.1.:

In the list of transactions with the Caixa d’Estalvis i Pensions de Barcelona and with REPSOL-YPF, S.A., the reference to GAS NATURAL SDG, S.A. should be understood to include all of the companies within its Group.

Clarification of section D.4.:

The Corporate Governance Matters Unit was established in February 2006, under the direct supervision of the Assistant Secretary of the Board and Matters of Corporate Governance. The duties of this Unit include close collaboration with the Assistant Secretary of the Board and Matters of Corporate Governance in the following areas:

•	Definition, together with the competent bodies, of the basic corporate governance aspects applicable throughout the entire Gas Natural Group.

•	Drafting of internal Company regulations to reflect the aforesaid aspects.

•	Assurance that the Corporate Governance Regulations are duly observed.

•	Drafting of the proposed Annual Corporate Governance Report.

Clarification of section F.6.:

On 5 September 2005, Mr. Mariano Martín Rosado tendered his resignation as Secretary of the Board of Directors. His duties have been performed since then and to the present date by Assistant Secretary non-Director Mr. Felipe Cañellas Vilalta.

This Corporate Governance Report was approved by the Board of Directors of GAS NATURAL SDG, S.A. at its session held on 28 April 2006.